As filed with the Securities and Exchange Commission on May 17, 2022
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

European Wax Center, Inc.
(Exact name of registrant as specified in its charter)
Delaware (State or other jurisdiction of incorporation or organization)	7299 (Primary Standard Industrial Classification Code Number)	86-3150064 (I.R.S. Employer Identification Number)

5830 Granite Parkway, 3rd Floor
Plano, Texas 75024
(469) 264-8123
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gavin O’Connor
Chief Legal Officer and Chief Human Resources Officer
5830 Granite Parkway, 3rd Floor
Plano, Texas 75024
(469) 264-8123
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Thomas J. Fraser, Esq. Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199 (617) 951-7000	Marc D. Jaffe, Esq. Ian D. Schuman, Esq. Alison A. Haggerty, Esq. Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:   ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.
Subject to Completion, Dated May 17, 2022
4,500,000 Shares
European Wax Center, Inc.
Class A Common Stock

The selling stockholders identified in this prospectus are offering 4,500,000 shares of Class A common stock of European Wax Center, Inc. We are not selling any shares of our Class A common stock under this prospectus, and we will not receive any of the proceeds from this offering. See “Use of Proceeds.”
Our Class A common stock is listed on the Nasdaq Global Select Market (the “Exchange”) under the symbol “EWCZ.” The last reported sale price of our common stock on May 16, 2022 was $25.19 per share.
We are an “emerging growth company” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company.”

Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” that are described on page 19 of this prospectus.

Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)
See “Underwriting” for additional information regarding underwriting compensation.

The selling stockholders have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase up to 675,000 additional shares of our Class A common stock from the selling stockholders at the public offering price, less underwriting discounts and commissions. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders pursuant to this option to purchase additional shares.
The underwriters expect to deliver the shares against payment on or about            , 2022.
BofA Securities	Morgan Stanley	Jefferies
Prospectus dated            , 2022.

EUROPEAN
WAX
CENTER®

WALK IN
STRUT OUT
MON-FRI 9AM–8PM
SAT 9AM–6PM
SUN 12PM–6PM

Easy as
EWC.
EWC
TREAT
INGROWN
HAIR SERUM
SÉRUM
ANTI-POILS
INCARNÉS
50 mL / 1.7 fl oz
EWC
TREAT
FACE + BODY EXFOLIATING GEL
GEL EXFOLIANT POUR
LE VISAGE ET LE CORPS
EWC
TREAT
INGROWN HAIR WIPES
LINGETTES ANTI-POILS INCARNÉS
45 wipes / lingettes

None of us, the selling stockholders or the underwriters have authorized anyone to provide you with information that is different from that contained or incorporated by reference in this prospectus and any free writing prospectus we have prepared. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The selling stockholders and the underwriters are offering to sell shares of Class A common stock, and seeking offers to buy, shares of Class A common stock only in jurisdictions where offers and sales are permitted. This document may only be used where it is legal to sell these securities. The information contained or incorporated by reference in this document may only be accurate on the date of this document or the applicable document incorporated by reference, as applicable, regardless of the time of delivery of this prospectus or of any sale of shares of our Class A common stock and the information in any free writing prospectus that we may provide you in connection with this offering is accurate only as of the date of that free writing prospectus. Our business, financial condition, results of operations and future growth prospects may have changed since those dates.
For investors outside the United States: none of us, the selling stockholders or the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside of the United States.

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INDUSTRY AND MARKET DATA
We include in this prospectus and the documents incorporated by reference herein statements regarding factors that have impacted our industry. Such statements are statements of belief and are based on industry data and forecasts that we have obtained from internal company surveys, publicly available information, industry publications and surveys and third-party studies. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of such information. Certain market, ranking and industry data included elsewhere in this prospectus and the documents incorporated by reference herein, including the size of certain markets and our size or position and the positions of our competitors within these markets, including our services relative to our competitors, are based on estimates of our management. These estimates have been derived from our management’s knowledge and experience in the market in which we operate, as well as information obtained from internal company surveys, industry publications and surveys, third-party studies and other publicly available information related to the market in which we operate. Estimates relating to the size of our addressable market included elsewhere in this prospectus and the documents incorporated by reference herein based upon internal data tracking customer spending habits and customer surveys may be limited by the population and sample size studied. Unless otherwise noted, all of our market share and market position information presented in this prospectus and the documents incorporated by reference herein is an approximation based on management’s knowledge. In addition, while we believe that the industry information contained or incorporated by reference in this prospectus is generally reliable, such information is inherently imprecise. While we are not aware of any misstatements regarding the industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the caption “Risk Factors” in this prospectus, and in our Form 10-K and Form 10-Q, which is incorporated by reference herein.
TRADEMARKS
This prospectus and the documents incorporated by reference contain references to our trademarks and service marks and to those belonging to other entities, including EUROPEAN WAX CENTER®, EWC®, STRUT 365®, WAX PASS® and COMFORT WAX®. Solely for convenience, trademarks and trade names referred to in this prospectus and the documents incorporated by reference may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

ii

PROSPECTUS SUMMARY
This summary highlights selected information about us and this offering but does not contain all of the information that you should consider before investing in our Class A common stock. Before making an investment decision, you should read this entire prospectus and the information incorporated by reference in this prospectus carefully, including the discussion under the headings “Where You Can Find More Information,” “Incorporation of Certain Information By Reference,” “Risk Factors,” and the historical consolidated financial statements and related notes thereto incorporated by reference in this prospectus. This prospectus and the documents incorporated by reference include forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements” for more information.
Unless we state otherwise or the context otherwise requires, all information in this prospectus gives effect to the reorganization transactions completed in connection with our initial public offering (the “Reorganization Transactions”). Unless we state otherwise or the context otherwise requires, the terms “we,” “us,” “our,” “European Wax Center” and the “Company” refer to European Wax Center, Inc., a Delaware corporation, and its consolidated subsidiaries after giving effect to the Reorganization Transactions. “EWC Ventures” refers to EWC Ventures, LLC, a Delaware limited liability company, our accounting predecessor and a consolidated subsidiary of ours following the Reorganization Transactions. “General Atlantic” refers to General Atlantic, L.P. and its affiliated investment funds.
Overview
We are the largest and fastest-growing franchisor and operator of out-of-home (“OOH”) waxing services in the United States by number of centers and system-wide sales. We delivered over 21 million waxing services in 2019, over 13 million waxing services in 2020 and over 20 million waxing services in 2021 generating $687 million, $469 million and $797 million of system-wide sales, respectively, across our highly-franchised network. We have a leading portfolio of centers operating in 874 locations across 44 states as of March 26, 2022. Of these locations, 868 are franchised centers operated by franchisees and six are corporate-owned centers.
The European Wax Center brand is trusted, efficacious and accessible. Our culture is obsessed with our guest experience and we deliver a superior guest experience relative to smaller chains and independent salons. We offer guests high-quality, hygienic waxing services administered by our licensed, EWC-trained estheticians (our “wax specialists”), at our accessible and welcoming locations (our “centers”). Our technology-enabled guest interface simplifies and streamlines the guest experience with automated appointment scheduling and remote check-in capabilities, ensuring guest visits are convenient, hassle-free, and consistent across our network of centers. Our well-known, pre-paid Wax Pass program makes payment easy and convenient, fostering loyalty and return visits. Guests view us as a non-discretionary part of their personal-care and beauty regimens, providing us with a highly predictable and growing recurring revenue model.
Our asset-light franchise platform delivers capital-efficient growth, significant cash flow generation, and resilience through economic cycles. Our centers are 99% owned and operated by our franchisees who benefit from superior unit-level economics, with mature centers generating annual cash-on-cash returns in excess of 60%.
In partnership with our franchisees, we fiercely protect our points of differentiation that attract new guests, build meaningful relationships and promote lasting retention. We are so confident in our ability to delight that we have always offered all of our guests their first wax free.
Our Recent Financial Performance
Financial Performance in 2019
During 2019, we administered more than 21 million services and grew our center count to 750. We generated $687 million of system-wide sales and $154 million of net revenue. Net loss was $24 million and Adjusted EBITDA was $34 million in 2019.

Performance in 2020 and During the COVID-19 Pandemic
In January and February 2020, our performance continued with the same momentum experienced in 2019, with same-store sales growth of 11.1% and 10.8%, compared to the prior year periods. At the onset of the pandemic in March 2020, however, all of our centers temporarily closed due to the implementation of certain mandated closure requirements across the United States. In response to the pandemic, our management team developed and executed a detailed response plan focused on raising our already industry-leading hygiene standards and ensuring the safety of our guests, franchisees and associates.
By May 2020, our centers began to re-open as local health and safety guidance allowed and we saw an immediate rebound in performance. While the trajectory of our same-store sales performance fluctuated during the second half of 2020 in conjunction with state-specific loosening or tightening of COVID-19 restrictions in response to subsequent waves of COVID-19, our overall recovery demonstrates our guests consistently wanted to get back to their regular waxing routines at European Wax Center. By March 2021, nearly all of our nationwide network had re-opened and we were generating system-wide sales of approximately 101% of what they had been in March 2019 suggesting a nearly complete rebound from COVID-19 impacted performance in 2020. We had 52 new center openings in 2020, 87% of which came from our existing franchise base, reinforcing our network’s belief in the stability and future success of our brand. During 2020, despite the challenges from COVID-19, our platform delivered strong growth in new centers as well as resilience in revenues and profit margins. All corporate-owned centers had re-opened as of December 26, 2020.
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Center count increased from 750 in 2019 to 796 in 2020;

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System-wide sales decreased from $687 million in 2019 to $469 million in 2020;

•
Net revenue decreased from $154 million in 2019 to $103 million in 2020;

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Net loss decreased from $24 million in 2019 to $21 million in 2020; and

•
Adjusted EBITDA decreased from $34 million in 2019 to $20 million in 2020.

Financial Performance in 2021
As conditions resulting from the COVID-19 pandemic continued to improve, our platform delivered growth in revenue and profitability, as well as an increase in new centers during fiscal year 2021. As of December 25, 2021, all of our centers had reopened, and we expect that our future financial results will continue to strengthen as COVID-19 related capacity restrictions have been lifted and guests are able to return to our centers at full capacity levels.
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Center count increased from 796 as of December 26, 2020 to 853 as of December 25, 2021;

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System-wide sales increased from $469 million in fiscal year 2020 to $797 million in fiscal year 2021;

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The Company’s total revenue increased from $103 million for the year ended December 26, 2020 to $179 million for the year ended December 25, 2021;

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Consolidated net income improved from a net loss of $21 million in 2020 to net income of $4.0 million in 2021; and

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Adjusted EBITDA increased from $20 million for the year ended December 26, 2020 to $64 million for the year ended December 25, 2021.

The following graph illustrates system-wide sales for the periods presented relative to the same period in 2019.
QUARTERLY SYSTEM-WIDE SALES VS. 2019 BASELINE

(1)
Represents sales from same day services, retail sales and cash collected from wax passes.

(2)
Excludes sales from centers opened during and following 2019.

The following graphs illustrate our growing center count and system-wide sales from 2010 to the present.

(1)
Represents sales from same day services, retail sales and cash collected from wax passes.

(2)
Same-store sales increase for the year ended December 25, 2021 is calculated in comparison to the year ended December 28, 2019 due to the significant decline in our sales in 2020 due to COVID-19.

Our Growing Market Opportunity
Hair removal is an integral and recurring part of the personal-care and beauty regimens for most women and many men in the United States, and hair removal solutions are consistently in demand, given the recurring nature of hair growth.
We estimate that our $18 billion total addressable domestic market includes approximately 69 million U.S. adults who are currently waxing or are interested in waxing. The OOH waxing market, in which European Wax Center competes, is the fastest growing hair removal alternative and grew at an estimated compound annual growth rate (“CAGR”) of 8% between 2015 and 2019, compared to an estimated CAGR of 3% over the same time period for the total hair removal market.
Although European Wax Center currently represents only 4% of our addressable market, we estimate we are approximately seven times larger than our closest waxing-focused competitor within OOH waxing by center count and approximately 13 times larger by system-wide sales. Our market remains highly fragmented, with more than 10,000 independent waxing-focused operators that lack scale and almost 100,000 beauty salons that only provide waxing as a small part of their broader service offering. For many beauty salons and other similar operators, waxing is not their core competency, with services frequently provided in “backrooms” and without significant investment in the overall experience. This fragmentation results in a marketplace characterized by inconsistent quality, lack of technological accessibility and scheduling, and one-time transactional services that fail to instill customer trust and engagement. European Wax Center’s singular focus on waxing services and unmatched scale allow us to capitalize on this opportunity.
Our Differentiated Brand Experience
We believe our approach to OOH waxing has revolutionized the category. Our brand experience is differentiated because we are:
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Experts in Wax:   Our service model is focused exclusively on wax-based hair removal. We obsess over every element of the waxing services we deliver for our guests:

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Expert Line-up of Waxing Services & Products:   We provide a comprehensive assortment of body and facial waxing services using our Comfort Wax formulation, which features a unique blend of the highest quality natural beeswax combined with other skin-soothing ingredients for the most comfortable waxing experience. We provide a line of proprietary pre- and post-service products, including ingrown hair serums, exfoliating gels, brow shapers and skin treatments, which ensure the full benefits of the waxing experience are realized by our guests.

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Expert Training of our Licensed Wax Specialists:   Our franchisees employ over 8,000 licensed, highly-trained and knowledgeable wax specialists committed to delivering an exceptional guest experience. In addition to being licensed, every EWC wax specialist must successfully complete our proprietary training program to ensure consistency and quality of service for every guest. Our wax-focused education modules provide time-intensive training that substantially builds upon cosmetology licensing programs. We view our training as a key competitive differentiator enabling guests to receive a consistent service delivery regardless of the wax specialist with whom they are scheduled. Through the delivery of personalized services and education about the benefits of regular waxing, our wax specialists help strengthen guest loyalty to our brand.

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Expert Hygiene and Safety Standards:   We adhere to the highest safety and hygiene standards in the industry. We from time to time engage third-party safety experts to review and enhance our hygiene protocols. Wax Specialists utilize disposable gloves and masks to administer services and we strictly adhere to single use wax applicator protocols (we never double dip the applicator blades in wax pots). Our wax suites are sanitized and disinfected after each guest visit. In addition, our centers are equipped with socially-distanced seating arrangements and multiple sanitary stations, and our mobile app facilitates a contactless experience with self-check-in.

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Champions of Confidence and Guest Experience:   According to consumer surveys, our guests feel better and more confident after a service visit at one of our centers. We have focused on enhancing the guest experience across all touchpoints within our brand:

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Champions of Accessibility:   Our growing network of 874 centers across 44 states enables convenience and accessibility for our guests. Whether our guests move across town or across the country, our brand can serve their ongoing waxing needs with more access points than any other provider of OOH waxing services in the United States. Our Wax Pass program is portable across our network and guests often redeem services through a Wax Pass across multiple European Wax Center locations. Our mobile app technology further enhances accessibility by enabling guests to easily book appointments on-line at a time and location most convenient to them.

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Champions of the In-Center Experience:   Our in-center atmosphere is designed to be refined, clean and easy to use, with mobile app self-check-in available at all centers. Our lobby features an inviting product wall with take-home sampling. Our guests can choose to wait for their appointment in their car until a text alerts them to walk directly to their designated suite where their wax specialist awaits. Our iPad-equipped suites provide our wax specialists with detailed insights on each of their guests, empowering them to personalize product recommendations, for example.

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Champions of Guest Retention and Repeat Visits:   We encourage guests to schedule future visits on a regular basis and reward them for their use of our pre-paid Wax Pass program. We believe Wax Pass holders visit us more frequently, have meaningfully higher retention rates and represent our most valuable guests. Additionally, we expect to further amplify our guest experience and drive retention with our EWC Rewards Loyalty Program that launched in October 2021.

Our Competitive Strengths
We attribute our success to the following strengths that we believe provide us with a competitive advantage in our industry:
Trusted National Brand that Inspires Confidence
We believe revealing beautiful skin is the first step to revealing one’s best self, and our brand stands for delivering unapologetic confidence to our guests. Waxing is an intimate experience, and our guests seek a dependable, safe, and clean setting with a professional wax specialist they trust. Our unmatched scale provides us with a nationwide footprint to serve our loyal guest base wherever they may be. Our singular commitment to delivering best-in-class service is reinforced by our marketing efforts driving national brand awareness and consideration. We are so confident in our ability to delight that we have always offered all our guests their first wax free.
Committed Franchisees Achieving Attractive and Predictable Unit-Level Economics
Our simple, yet difficult to replicate, operating model translates into an attractive return on our franchisees’ invested capital. Our high-quality franchisee base consists of 239 franchisees as of December 25, 2021, with 159 franchisees operating multiple European Wax Center locations. Our centers require a modest upfront investment cost, then rapidly achieve profitability and generate superior unit-level economics. We generate revenue from our franchisees through the sale of branded products as well as the payment of ongoing fees, including royalty and marketing fund contributions, which are determined by the service sales of each center. For the year ended December 25, 2021, we received revenue from our franchisees as follows: $99.7 million, or 58%, of our revenue came from product sales, $43.6 million, or 25%, of our revenue through franchisee royalty payments, $24.6 million, or 14%, of our revenue through marketing fund contributions, and $4.6 million, or 3%, of our revenue came from other sources. Our remaining revenue for the year ended December 25, 2021 was generated from corporate-owned centers.
Our centers experience a highly predictable maturation curve that is consistent across centers that open in a specific year, or cohorts, and geographies, providing our franchisees with a high degree of confidence in realizing attractive returns. We believe our value proposition has created a franchisee base that is committed to growing with our brand, with more than 79% of new centers opened in 2019, 87% of new centers opened in 2020 and 93% of new centers opened in 2021 coming from existing franchisees. The following graph shows the average unit volume (“AUV”) of our centers for the cohorts presented. AUV consists of the average annual sales of all centers that have been open for a trailing 52-week period or longer.
AUV PERFORMANCE BY CENTER COHORT (2010 - 2019)(1)
(in thousands)

(1)
Cohort analysis includes unit-level data through March 2020 and reflects one year of performance for each period of data.

Recurring Nature of Services Combined with Scaled Footprint and Consistent Demand Drives Revenue Predictability
Hair removal is an integral part of the personal-care and beauty regimens for most women and many men in the United States. Given the recurring nature of hair growth, hair removal solutions are regularly in demand and our guests trust European Wax Center to meet their routine hair removal needs. Our national scale and exclusive focus on wax-based hair removal enables us to provide a highly consistent waxing experience across each of our centers. The reliability of our guest experience ensures consistent demand for our services, which drives uniform unit-level economics for our franchisees which in turn drives revenue predictability for European Wax Center. We further facilitate repeat visits through the use of our pre-paid Wax Pass program, which we believe promotes meaningfully higher guest retention rates.
Asset-Light Franchise Platform with Resilient Free Cash Flow Generation
Our asset-light franchise platform delivers capital-efficient growth, significant cash flow, and resilience through economic cycles. Our system-wide sales grew at an estimated CAGR of 37% between 2010 and 2021. Our franchisees have benefited from strong organic tailwinds with our network delivering nine consecutive years of positive same-store sales growth through 2019. Due to the impacts of COVID-19, including the temporary closure of all of our centers, our networks experienced the first year of negative same-store sales growth in 2020. However, positive same-store sales growth, calculated against both 2020 and 2019, resumed in 2021. In addition, given our low capital expenditures and working capital needs, we are able to drive strong free cash flow generation throughout economic cycles. In 2020, for example, through disciplined cost management, our business remained profitable on an EBITDA basis and sustained strong EBITDA margins despite the decline in system-wide sales driven by the COVID-19 pandemic. Our ability to drive robust financial performance through 2020 is a testament to the resilience of our platform, which enables us to invest in technology and digital enablement, training programs, and marketing initiatives. This is a key differentiator of our scaled platform relative to independent operators in our market, and a significant reason why we believe we are the franchisor of choice in OOH waxing.
Experienced and Passionate Management Team Investing in the Next Phase of Our Growth
We are led by a best-in-class management team and our culture of performance, success and inclusivity is established by our CEO David Berg, who previously served as the CEO of Carlson Hospitality and has extensive retail, hospitality and franchising experience. Since joining us in 2018, Mr. Berg has led the acceleration of our center growth, the expansion of our franchisee network and our heightened cultural obsession with guest satisfaction.
The other members of our leadership team have been assembled at European Wax Center from senior positions at leading organizations including Sally Beauty, Luxottica, Jamba Juice, and American Eagle Outfitters. Our team has encouraged investment in tech-forward systems and corporate infrastructure to support the anticipated continued growth of our network. We believe our guests and franchisees are better connected with one another as a result of our scale advantages and we are only in the early innings of truly unlocking the potential of our unique platform.
Our Growth Strategies
We intend to deliver sustainable growth in revenue and profitability by executing on the following basic strategies:
Grow Our National Footprint Across New and Existing Markets
We believe our franchisees’ track record of successfully opening new centers and consistently generating attractive unit-level economics validates our strategy to expand our footprint and grow our capacity to serve more guests. We currently anticipate opening 70 to 72 net centers in 2022, including 21 net centers we have opened as of March 26, 2022, which is supported by existing commitments to open new centers and our development pipeline, which includes more than 330 open licenses as of March 26, 2022, as well as our aspiration to grow between 7% to 10% of our center count each year. Our center count grew 7%, 6% and 5% during fiscal years 2021, 2020 and 2019, respectively, and has grown every year since 2010 with a CAGR of 24%. Our thoughtful approach to growth ensures each center is appropriately staffed with the high-quality team and licensed, highly trained wax specialists that our brand has been known for since our initial opening.
We believe up to 10% of local independent salons will permanently close due to the impact of COVID-19, thereby allowing us to pick up additional market share in key markets where we are focused on growth. We further believe that none of our existing markets are fully penetrated, and we believe we have significant whitespace opportunity of approximately 3,000 locations for our standard center format across the United States. Moreover, approximately 75% of our whitespace opportunity is in markets where we already have a presence today, which provides us with a high degree of confidence for the likely receptivity and success of new openings.
Our new centers require a modest upfront investment and follow a highly predictable maturation curve across cohorts and geographies, providing us and our franchisees with a high degree of visibility into the embedded earnings potential of newly opened centers. Historically, our centers reach maturity after five years, and as of December 25, 2021, 67% of our centers were mature.
Continue to Grow Our Brand Awareness and Accelerate Our Guest Acquisition
We believe that influential consumer trends will continue to expand the market for OOH waxing and that the OOH market will continue to take share from alternative hair removal solutions. Although our brand is nationally recognized, there are still significant opportunities to further drive brand awareness to attract new guests while increasing engagement of existing guests through increased visit frequency and spend.

To drive brand awareness with all consumers, we employ several strategies, including:
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Performance marketing:   We deploy data-driven marketing dollars across multiple forms of media with an attractive return on advertising spend;

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Digital content:   We partner with select digital media content creators and social media influencers, thereby encouraging positive testimonials from our guests; and

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Market densification:   We are strategically densifying existing target markets with new centers thus increasing regional brand awareness and word-of-mouth referrals.

Employ Strategies to Continue Driving Same-Store Sales Growth
We are continuously employing strategies to increase guest visit frequency and drive higher guest spend with the aim of sustaining our same-store sales growth, including:
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Increase Wax Pass Adoption Rates:   Our Wax Pass program provides guests with preferential pricing through either pre-paid or unlimited wax passes and provides us with a recurring and predictable revenue stream. We continue to expand and refine the program to drive increased adoption from non-member guests and the share of transactions conducted using Wax Passes was more than 57% in 2021.

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Expand our Share of our Guests’ Personal-Care Expenditures:   The trusted relationships between guests and wax specialists results in an authentic channel through which we can increase our share of our guests’ spend on personal-care. Over time, we believe the relationship between guest and wax specialist provides us a strong foundation to broaden our offerings across the personal-care category.

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Increase our Transaction Attachment Rate:   Approximately 14%, 15% and 11% of transactions in 2021, 2020 and 2019, respectively, resulted in purchases of retail products. In April 2021, we launched a refreshed portfolio of retail products complementing our core waxing services across all centers. We expect to drive greater attachment rates from this new product line-up through the right product innovation, attractive pricing, and expert consultative selling by our trained wax specialists. We define the term “attachment rate” as the percentage of transactions that include the purchase of a retail product to the total number of transactions.

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Drive Greater Guest Engagement Using Data Analytics:   We are continuously developing new use cases from our guest database. As our data capabilities mature, we believe we will learn more about our guests’ preferences and behaviors, unlocking more high-quality interaction opportunities. We are in the process of expanding our advanced data analysis capabilities to improve guest visit frequency and loyalty by deploying timely and hyper-personalized communications and relevant reminders to our guests.

Expand Our Profit Margins and Generate Robust Free Cash Flow
We have invested in building our scalable support infrastructure, and we currently have the capabilities and systems in place to drive revenue growth and profitability across our existing and planned franchise centers. Given our unmatched scale within the OOH waxing market, we can procure the highest quality products and supplies used to administer our services at lower prices than smaller independent providers of the same services. We expect to generate operating leverage given our fixed corporate cost structure, and we expect that incremental leverage, combined with our low capital expenditure and working capital needs, will allow us to generate improved operating margins and robust free cash flow.

Our Centers
We have a leading portfolio of centers operating in 874 locations across 44 states as of March 26, 2022. Of these locations, 868 are franchised centers operated by franchisees and six are corporate-owned centers.
Recent Developments
On April 6, 2022, certain subsidiaries of the Company completed a refinancing transaction, replacing our previous senior secured credit facility with a new securitized financing facility comprised of $400.0 million principal amount of senior fixed-rate term notes and $40.0 million principal amount of variable funding notes. Giving effect to the refinancing transaction and the special cash dividend described below, as of March 26, 2022, total assets, total liabilities and total debt, net, would have been $606.9 million, $472.1 million and $373.0 million, respectively.
On April 11, 2022, the Board of Directors of the Company declared a special cash dividend of $3.30 per share payable on May 6, 2022 to its Class A common stock holders of record as of 5:00 p.m. Eastern time on April 22, 2022. The dividend, which together with other equivalent payments (including payments of $3.30 per unit to unit-holders of EWC Ventures, LLC other than the Company) represents an aggregate payment of approximately $209.4 million, was funded through existing cash and proceeds from the new securitized financing facility.
Risk Factors Summary
Participating in this offering involves substantial risk. Our ability to execute our strategy also is subject to certain risks. The risks described under the heading “Risk Factors” immediately following this summary and under the section titled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 25, 2021 and in our Quarterly Report on Form 10-Q for the quarter ended March 26, 2022, which are incorporated by reference herein, may cause us not to realize the full benefits of our competitive strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges and risks we face include the following:
•
our business is affected by the financial results of our franchisees;

•
if our franchisees are unable to successfully enter new markets, select appropriate sites for new centers or open new centers, our growth strategy may not succeed;

•
our success depends on the effectiveness of our marketing and advertising programs and the active participation of franchisees in those programs;

•
nearly all of our centers are owned and operated by franchisees and, as a result, we are highly dependent upon our franchisees and subject to risks that franchisees face as operating entities, franchisees’ noncompliance with our agreements and franchisees’ actions that may harm our brand;

•
the high level of competition we face could materially and adversely affect our business;

•
our financial performance depends on our ability to anticipate and respond to market trends and changes in consumer preferences;

•
our planned growth could place strains on our management, employees, information systems and internal controls;

•
we are heavily dependent on computer systems and information technology and any material failure, interruption or security breach of our computer systems or technology could impair our ability to efficiently operate our business;

•
it is important for us and our franchisees to attract, train, and retain talented wax specialists and managers;

•
our and our franchisees’ centers may be unable to attract and retain guests, which would materially and adversely affect our business, results of operations and financial condition;

•
we may not be able to retain franchisees or maintain the quality of existing franchisees;

•
we depend on two key suppliers, including international suppliers, to provide our proprietary wax and one key international supplier to provide branded retail products to our franchisees;

•
changes in supply costs or decreases in our product sourcing revenue could adversely affect our results of operations;

•
we depend on our intellectual property to protect our brands; litigation to enforce or defend our intellectual property rights may be costly;

•
our substantial indebtedness;

•
we are a holding company, and our principal asset after completion of this offering will be our 61.7% equity interest in EWC Ventures, and we are accordingly dependent upon distributions from EWC Ventures; and

•
we will be required to pay our existing owners (and potentially other persons) for certain tax benefits we may claim, and the amounts we may pay could be significant.

Implications of being an Emerging Growth Company
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or “JOBS Act.” As an “emerging growth company,” we may take advantage of specified reduced reporting and other requirements that are otherwise applicable to public companies. These provisions include, among other things:
•
being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•
exemption from the auditor attestation requirement in the assessment on the effectiveness of our internal control over financial reporting;

•
exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies;

•
an exemption from the requirement to seek non-binding advisory votes on executive compensation and golden parachute arrangements; and

•
reduced disclosure about executive compensation arrangements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an “emerging growth company.” We will cease to be an “emerging growth company” at the earliest of (i) when we have $1.07 billion or more in “total annual gross revenues” during our most recently completed fiscal year, (ii) when we become a “large accelerated filer” with a market capitalization of $700 million or more or (iii) as of any date on which we have issued more than $1.0 billion in non-convertible debt over the three-year period prior to such date. We have elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an “emerging growth company” or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates. For risks related to our status as an emerging growth company, see “Risk Factors — Risks Relating to Our Class A Common Stock and this Offering — We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.”
Our Sponsor
General Atlantic is a leading global growth equity firm with more than four decades of experience providing capital and strategic support for over 445 growth companies throughout its history. Established in 1980 to partner with visionary entrepreneurs and deliver lasting impact, the firm combines a collaborative global approach, sector specific expertise, a long-term investment horizon and a deep understanding of growth drivers to partner with great entrepreneurs and management teams to scale innovative businesses around the world.
Following the consummation of this offering, certain affiliates and managed accounts of General Atlantic (the “General Atlantic Equityholders”) will control approximately 37.0% of the combined voting power of our outstanding common stock (or 36.0% if the underwriters exercise their option to purchase additional shares in full). We are party to a stockholders agreement (the “Stockholders Agreement”) that provides the General Atlantic Equityholders with the right to nominate a specified number of our directors and certain consent rights, in each case subject to specified ownership thresholds. See “Description of Capital Stock.”
Corporate Information
European Wax Center, Inc. was formed as a Delaware corporation on April 1, 2021. Our corporate headquarters are located at 5830 Granite Parkway, 3rd Floor, Plano, Texas 75024, and our telephone number is 469-264-8123. Our website address is www.waxcenter.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.
The following diagram depicts our organizational structure after giving effect to this offering. This chart is provided for illustrative purposes only and does not purport to represent all legal entities within our organizational structure:

(1)
Represents economic interest in European Wax Center, Inc. and not EWC Ventures.

(2)
The General Atlantic Post-IPO Stockholders and the General Atlantic Post-IPO Members (both as defined below) will control 37.0% of the voting power of our common stock and hold 37.0% of the economic interest of EWC Ventures on a combined basis and together comprise the General Atlantic Equityholders.

The Offering
Issuer
European Wax Center, Inc.
Class A and Class B common stock outstanding before this offering
37,038,465 shares of Class A common stock and 26,403,097 shares of Class B common stock.
Class A common stock offered by us
None.
Class A common stock offered by the selling stockholders
4,500,000 shares of Class A common stock (or 5,175,000 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Option to purchase additional shares of Class A common
stock
The selling stockholders have granted the underwriters the right to purchase an additional 675,000 shares of Class A common stock within 30 days from the date of this prospectus. See “Underwriting”.
Class A common stock to be outstanding immediately after this offering
39,151,662 shares of Class A common stock (or 39,441,693 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Class B common stock to be outstanding immediately after this offering
24,289,900 shares of class B common stock (or 23,999,869 shares of Class B common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Voting rights
Each share of our Class A common stock entitles its holder to one vote per share, representing an aggregate of 61.7% of the combined voting power of our issued and outstanding common stock upon the completion of this offering (or 62.2% if the underwriters exercise their option to purchase additional shares of Class A common stock in full).
Each share of our Class B common stock entitles its holder to one vote per share, representing an aggregate of 38.3% of the combined voting power of our issued and outstanding common stock upon the completion of this offering (or 37.8% if the underwriters exercise their option to purchase additional shares of Class A common stock in full).
All classes of our common stock generally vote together as a single class on all matters submitted to a vote of our stockholders. See “Description of Capital Stock.”
Exchange
Subject to certain restrictions, the members of EWC Ventures (the “EWC Ventures Post-IPO Members”) have been granted the right to exchange their non-voting common units in EWC Ventures (“EWC Ventures Units”), together with a corresponding number of shares of our Class B common stock, for (i) shares of our Class A common stock on a one-for-one basis or (ii) cash (based on the market price of our Class A common stock), at our option (as the managing member of EWC Ventures), subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications.
When an EWC Ventures Unit, together with a share of our Class B common stock, is exchanged for a share of our Class A common stock, the corresponding share of our Class B common stock will be cancelled.
Use of proceeds
The selling stockholders will receive all of the proceeds from the sale of shares of our Class A common stock in this offering. We will not receive any proceeds from this offering. See “Use of Proceeds.”
Dividend policy
On April 11, 2022, the Board of Directors of the Company declared a special cash dividend of $3.30 per share payable on May 6, 2022 to its Class A common stock holders of record as of 5:00 p.m. Eastern time on April 22, 2022. However, we do not currently intend to pay additional dividends on our Class A common stock. We plan to retain any earnings for use in the operation of our business and to fund future growth. See “Dividend Policy.”
Risk factors
You should read the “Risk Factors” beginning on page 19 of this prospectus, including the information incorporated by reference in this prospectus set forth under the section titled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 25, 2021 and in our Quarterly Report on Form 10-Q for the quarter ended March 26, 2022, for a discussion of factors that you should consider carefully before deciding to invest in shares of our Class A common stock.
The number of shares of common stock to be outstanding immediately after this offering is based on 37,038,465 shares of Class A common stock and 26,403,097 shares of Class B common stock outstanding, in each case, as of May 16, 2022. Except as otherwise indicated, all of the information in this prospectus:
•
assumes no exercise of the underwriters’ option to purchase up to 675,000 additional shares of Class A common stock in this offering;

•
does not reflect 703,574 shares of Class A common stock issuable pursuant to equity-based awards available for issuance under the European Wax Center 2021 Omnibus Incentive Plan (the “2021 Omnibus Incentive Plan”), including shares of Class A common stock underlying 443,023 restricted stock units and 260,551 stock options outstanding as of May 16, 2022 that we granted to certain of our directors, executive officers and employees; and

•
does not reflect 26,403,097 shares of Class A common stock reserved for issuance upon the exchange of EWC Ventures Units (together with the corresponding shares of our Class B common stock).

Summary Historical Condensed Consolidated Financial and Other Data
The following tables summarize our consolidated financial and other data. The summary historical consolidated financial and other data presented below as of December 25, 2021 and December 26, 2020 and for the years ended December 25, 2021, December 26, 2020 and December 28, 2019 have been derived from our audited consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 25, 2021 (the “Form 10-K”), which is incorporated by reference in this prospectus. The summary historical consolidated financial and other data presented below as of March 26, 2022 and for the thirteen weeks ended March 26, 2022 and March 27, 2021 have been derived from our unaudited consolidated financial statements and related notes included in our Quarterly Report on Form 10-Q for the quarter ended March 26, 2022 (the “Form 10-Q”), which is incorporated by reference in this prospectus. In the opinion of management, such unaudited consolidated financial statements contain all normal recurring adjustments necessary for a fair statement of the results for the unaudited interim periods.
The summary historical consolidated financial and other data presented below do not purport to be indicative of the results that can be expected for any future period and should be read together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Form 10-K and Form 10-Q, and our audited and unaudited consolidated financial statements and related notes included in our Form 10-K and Form 10-Q.
(in thousands, except unit and per unit amounts)	For the 13 Weeks Ended		For the Year Ended
	March 26, 2022	March 27, 2021	December 25, 2021	December 26, 2020	December 28, 2019
Statement of Operations Data:
REVENUE
Product sales	$24,778	$20,617	$99,740	$56,977	$83,620
Royalty fees	11,385	8,850	43,648	25,674	36,737
Marketing fees	6,450	4,934	24,610	13,465	21,972
Other revenue	2,813	2,256	10,680	7,291	11,868
Total revenue	45,426	36,657	178,678	103,407	154,197
OPERATING EXPENSES
Cost of revenue	11,991	9,931	46,841	35,508	40,898
Selling, general and administrative	15,474	11,066	61,617	38,997	64,967
Advertising	6,556	4,884	24,990	11,495	21,132
Depreciation and amortization	5,060	5,138	20,333	19,582	15,534
Loss on disposal of assets and non-cancellable contracts	—	—	335	1,044	4,451
Impairment of internally developed software	—	—	—	—	18,183
Gain on sale of centers	—	—	—	—	(2,120)
Total operating expenses	39,081	31,019	154,116	106,626	163,045
Income (loss) from operations	6,345	5,638	24,562	(3,219)	(8,848)
Interest expense	1,507	4,536	20,286	18,276	15,548
Other Expense	785	—	195	—	—
Income (loss) before income taxes	4,053	1,102	4,081	(21,495)	(24,396)
Income tax expense	27	—	114	—	—
NET INCOME (LOSS)	$4,026	$1,102	$3,967	$(21,495)	$(24,396)
Less: net income (loss) attributable to EWC Ventures, LLC prior to the Reorganization Transactions	—	1,102	10,327	(21,495)	(24,396)
Less: net income (loss) attributable to noncontrolling interests	2,141	—	(2,945)	—	—
NET INCOME (LOSS) ATTRIBUTABLE TO EUROPEAN WAX CENTER, INC.	$1,885	$—	$(3,415)	$—	$—

(in thousands, except unit and per unit amounts)	For the 13 Weeks Ended		For the Year Ended
	March 26, 2022	March 27, 2021	December 25, 2021	December 26, 2020	December 28, 2019
Basic and diluted net loss per share
Basic – Class A Common Stock	$0.06	$—	$(0.11)	—	—
Diluted – Class A Common Stock	$0.05	$—	$(0.11)	—	—
Basic and diluted weighted average shares outstanding
Basic – Class A Common Stock	36,953,534	—	32,234,507	—	—
Diluted – Class A Common Stock	37,168,517	—	32,234,507	—	—
	Thirteen Weeks Ended March 26, 2022	Year Ended
(in thousands, except share, per share and operating data)		December 25, 2021	December 26, 2020
Balance Sheet Data (at period end):
Total assets(1)	$619,279	$613,439	606,900
Total liabilities(1)	273,251	272,198	288,877
Total debt, net(1)	177,206	178,232	265,403
Cash Flow Statement Data:
Net cash provided by (used in):
Operating activities	$5,473	$41,346	$1,397
Investing activities	(303)	(8,203)	(36,843)
Financing activities	(4,267)	(26,562)	61,902
Net increase in cash	903	6,581	26,456
Other Data:
EBITDA(2)	$10,620	$44,700	$16,363
Adjusted EBITDA(2)	15,157	64,125	20,001
Number of system-wide centers (at period end)	874	853	796
System-wide sales	$206,969	$796,507	$468,764
Same-store sales(3)	29.0%	6.7%	(35.6)%
New center openings	21	57	46
AUV		$966	$606

(1)
Amounts shown above do not reflect the refinancing transaction completed on April 6, 2022 as described under “— Recent Developments.” Giving effect to the refinancing transaction and the special cash dividend described above as of March 26, 2022, total assets, total liabilities and total debt, net, would have been $606.9 million, $472.1 million and $373.0 million, respectively.

(2)
Please read “— Non-GAAP Financial Measures” below for a further discussion of EBITDA and Adjusted EBITDA.

(3)
Same-store sales increase for the year ended December 25, 2021 is calculated in comparison to the year ended December 28, 2019 due to the significant decline in our sales in 2020 due to COVID-19. We believe this presents a more meaningful comparison of same-store sales. We typically remove stores from our calculation of same-store sales if they are closed for more than six consecutive days. However, given the widespread and unprecedented impact of COVID-19 same-store sales for the year ended December 26, 2020 were calculated without removing stores that were closed for longer than six days due to COVID-19.

Non-GAAP Financial Measures
We report our financial results in accordance with generally accepted accounting principles in the United States (“GAAP”). In addition to our GAAP financial results, we believe the non-GAAP financial measures EBITDA and Adjusted EBITDA are useful in evaluating our performance. Our non-GAAP financial measures should not be considered in isolation from, or as substitutes for, financial information prepared in accordance with GAAP.
EBITDA
We define EBITDA as net income before interest, taxes depreciation and amortization. We believe that EBITDA, which eliminates the impact of certain expenses that we do not believe reflect our underlying business performance, provides useful information to investors to assess the performance of our business.
Adjusted EBITDA
We define Adjusted EBITDA as net income before interest, taxes, depreciation and amortization, adjusted for the impact of certain additional non-cash and other items that we do not consider in our evaluation of ongoing performance of our core operations. These items include exit costs related to leases of abandoned space, IPO-related costs, non-cash equity-based compensation expense, corporate headquarters office relocation, non-cash gains and losses on remeasurement of our tax receivable agreement liability and other one-time expenses.
Adjusted EBITDA is used as a supplemental financial measure by our management and external users of our financial statements, such as research analysts, investors, lenders and others, to assess, among other things:
•
the financial performance of our assets without regard to the impact of financing methods, capital structure or historical cost basis of our assets;

•
the viability of capital expenditure projects and the overall rates of return on alternative investment opportunities; and

•
our operating performance as compared to those of other companies in our industry without regard to the impact of financing methods and capital structure.

We believe that EBITDA and Adjusted EBITDA provide useful information to investors because, when viewed with our GAAP results and the accompanying reconciliations, it provides a comprehensive understanding of our performance than GAAP results alone. We also believe that external users of our financial statements benefit from having access to the same financial measures that management uses in evaluating the results of our business. EBITDA and Adjusted EBITDA should not be considered an alternative to, or more meaningful than, net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP. Moreover, our EBIDTA and Adjusted EBITDA as presented may not be comparable to similarly titled measures of other companies.
The following tables present a reconciliation of net loss to EBITDA and Adjusted EBITDA for each of the periods indicated:
	Thirteen Weeks Ended March 26, 2022	Year Ended
(in thousands)		December 25, 2021	December 26, 2020
Net income (loss)	$4,026	$3,967	$(21,495)
Interest expense	1,507	20,286	18,276
Provision for income taxes	27	114	—
Depreciation and amortization	5,060	20,333	19,582
EBITDA	$10,620	$44,700	$16,363
Exit costs – lease abandonment(1)	—	—	159
Corporate headquarter relocation(2)	—	—	671
Share-based compensation(3)	3,335	11,135	2,052
IPO-related costs(4)	—	4,971	179

	Thirteen Weeks Ended March 26, 2022	Year Ended
(in thousands)		December 25, 2021	December 26, 2020
IPO-related compensation expense(5)	—	2,343	—
Other compensation-related costs(6)	—	380	577
Rmeasurement of tax receivable agreement liability(7)	785	195	—
Other(8)	417	401	—
Adjusted EBITDA	$15,157	$64,125	$20,001

(1)
Represents exit costs related to abandoned leases resulting from our corporate headquarters relocation.

(2)
Represents costs related to employee relocation, severance and moving fees resulting from our corporate headquarter relocation.

(3)
Represents non-cash equity-based compensation expense.

(4)
Represents legal, accounting and other costs incurred in preparation for the initial public offering.

(5)
Represents cash-based compensation expense recorded in connection with the initial public offering

(6)
Represents costs related to reorganization driven by COVID 19 and buildup of executive leadership team.

(7)
Represents non-cash expense related to the remeasurement of our tax receivable agreement liability.

(8)
Represents non-core operating expenses identified by management. For fiscal year 2021 these costs relate to the settlement of a legal matter. For fiscal year 2022 these costs relate to executive severance.

RISK FACTORS
Investing in our Class A common stock involves substantial risks. In addition to the other information in this prospectus, you should carefully consider the following factors, together with all of the other information included in this prospectus and incorporated by reference herein, including under the section titled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 25, 2021 and in our Quarterly Report on Form 10-Q for the quarter ended March 26, 2022, before investing in our Class A common stock. Any of the risk factors we describe below could have a material adverse effect on our business, financial condition or results of operations. The market price of our Class A common stock could decline if one or more of these risks or uncertainties develop into actual events, causing you to lose all or part of your investment. While we believe these risks and uncertainties are especially important for you to consider, we may face other risks and uncertainties that could have a material adverse effect on our business that are not listed below. Certain statements contained in the risk factors described below and in the documents incorporated by reference are forward-looking statements. See “Forward-Looking Statements” for more information.
Risks Relating to Our Business
Substantially all of the assets of certain of our subsidiaries are security under the terms of the securitization transaction that was completed on April 6, 2022.
On April 6, 2022, EWC Master Issuer LLC (the “Master Issuer”), our limited-purpose, bankruptcy-remote, indirect subsidiary, entered into a base indenture (the “Base Indenture”) and a related supplemental indenture (collectively, the “Indenture”) under which the Master Issuer issued $400 million in aggregate principal amount of Series 2022-1 5.50% Fixed Rate Senior Secured Notes, Class A-2 (the “2022 Class A-2 Notes”) in an offering exempt from registration under the Securities Act of 1933, as amended. In connection with the issuance of the 2022 Class A-2 Notes, the Master Issuer also entered into a revolving financing facility that allows for the issuance of up to $40 million in Series 2022-1 Variable Funding Senior Notes, Class A-1 (the “2022 Variable Funding Notes,” and together with the 2022 Class A-2 Notes, the “Securitized Senior Notes”), and certain letters of credit.
The Securitized Senior Notes were issued in a securitization transaction pursuant to which substantially all of our revenue-generating assets in the United States are held by the Master Issuer and certain other limited-purpose, bankruptcy remote, wholly-owned direct and indirect subsidiaries of the Master Issuer that act as guarantors of the Securitized Senior Notes and that have pledged substantially all of their assets to secure the Securitized Senior Notes.
The Securitized Senior Notes are subject to a series of covenants and restrictions customary for transactions of this type, including (i) that the Master Issuer maintains specified reserve accounts to be used to make required payments in respect of the Securitized Senior Notes, (ii) provisions relating to optional and mandatory prepayments and the related payment of specified amounts, including specified make-whole payments under certain circumstances, (iii) certain indemnification payments in the event, among other things, the transfers of the assets pledged as collateral for the Securitized Senior Notes are in stated ways defective or ineffective and (iv) covenants relating to recordkeeping, access to information and similar matters. The Senior Securitized Notes are also subject to customary rapid amortization events provided for in the Indenture, including events tied to failure to maintain a stated debt service coverage ratio, the sum of system-wide sales being below certain levels on certain measurement dates, certain manager termination events (including in certain cases a change of control of EWC Ventures), an event of default and the failure to repay or refinance the Securitized Senior Notes on the applicable anticipated repayment date. The Securitized Senior Notes are also subject to certain customary events of default, including events relating to non-payment of required interest, principal or other amounts due on or with respect to the Securitized Senior Notes, failure to comply with covenants within certain time frames, certain bankruptcy events, breaches of specified representations and warranties, failure of security interests to be effective and certain judgments.
In the event that a rapid amortization event occurs under the Indenture (including, without limitation, upon an event of default under the Indenture or the failure to repay the securitized debt at the end of the applicable term), the funds available to us would be reduced or eliminated, which would in turn reduce our ability to operate or grow our business. If our subsidiaries are not able to generate sufficient cash flow to service their debt obligations, they may need to refinance or restructure debt, sell assets, reduce or delay capital investments, or seek to raise additional capital. If our subsidiaries are unable to implement one or more of these alternatives, they may not be able to meet debt payment and other obligations.
The securitization imposes certain restrictions on our activities or the activities of our subsidiaries.
The Indenture and the management agreement entered into among certain of our subsidiaries and the Indenture trustee (the “Management Agreement”) contain various covenants that limit our and its subsidiaries’ ability to engage in specified types of transactions. For example, the Indenture and the Management Agreement contain covenants that, among other things, restrict, subject to certain exceptions, the ability of certain subsidiaries to:
•
incur or guarantee additional indebtedness;

•
sell certain assets;

•
create or incur liens on certain assets to secure indebtedness; or

•
consolidate, merge, sell or otherwise dispose of all or substantially all of our assets.

Risks Relating to our Class A Common Stock and this Offering
Our stock price may be volatile, and the value of our Class A common stock may decline.
The market price of our Class A common stock may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, some of which are beyond our control, including:
•
actual or anticipated fluctuations in our financial condition or results of operations;

•
variance in our financial performance from expectations of securities analysts;

•
changes in the pricing of our products and platform;

•
changes in our projected operating and financial results;

•
changes in laws or regulations applicable to our platform and products;

•
announcements by us or our competitors of significant business developments, acquisitions, or new offerings;

•
significant data breaches, disruptions to or other incidents involving our software;

•
our involvement in litigation

•
future sales of our Class A common stock by us or our stockholders, as well as the anticipation of any future contractual lock-up releases;

•
changes in senior management or key personnel;

•
the trading volume of our common stock;

•
changes in the anticipated future size and growth rate of our market; and

•
general economic and market conditions.

Broad market and industry fluctuations, as well as general economic, political, regulatory, and market conditions including those related to the recent COVID-19 pandemic, may also negatively impact the market price of our Class A common stock. The continued spread of COVID-19, including new variants of the virus and spikes in cases in the areas where we operate, could result in material adverse changes in our results of operations for an unknown period of time.
Furthermore, recently, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. As such, the price of our Class A common stock could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the price of our Class A common stock and materially affect the value of your investment.

We cannot predict the effect our dual-class structure may have on the market price of our Class A common stock.
We cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A common stock, in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with dual-class share structures in certain of their indexes. S&P, Dow Jones and FTSE Russell have each announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500. These changes exclude companies with multiple classes of shares of common stock from being added to these indices. In addition, several stockholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class structure of our capital stock may prevent the inclusion of our Class A common stock in these indices and may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A common stock. Any actions or publications by stockholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the trading price of our Class A common stock.
Substantial future sales of shares of our Class A common stock in the public market could cause our stock price to fall.
As of May 16, 2022, we had 37,038,465 shares of Class A common stock outstanding, which excludes 703,574 shares of Class A common stock underlying outstanding equity awards and 26,403,097 shares of Class A common stock issuable upon potential exchanges and/or conversions. Of these shares of Class A common stock, the 18,189,523 shares of Class A common stock sold in the initial public offering in August 2021 and secondary public offering in November 2021 are freely tradable without further restriction under the Securities Act. The remaining outstanding shares of Class A common stock not issued in our initial or secondary public offerings, including shares of Class A common stock issuable upon exchange and/or conversion are deemed “restricted securities,” as that term is defined under Rule 144 of the Securities Act. The holders of these remaining shares of our Class A common stock, including shares of Class A common stock issuable upon exchange or conversion as described above, that enter into lock-ups will be entitled to dispose of their shares following the expiration of a 60-day underwriter “lock-up” period relating to this offering. Such restricted securities can be resold in accordance with Rule 144 or any other exemption under the Securities Act. See “Shares Available for Future Sale.”
As restrictions on resale pursuant to the lock-up agreements end, the market price of our Class A common stock could decline if holders of restricted shares sell them or are perceived by the market as intending to sell them. The representatives of the underwriters from our initial public offering and this offering may, at any time and without notice, release all or any portion of the Class A common stock subject to the foregoing lock-up agreements. If the restrictions under the lock-up agreements are waived, our Class A common stock will be available for sale into the market, which could reduce the market value for our Class A common stock.
We have filed a registration statement under the Securities Act registering shares of our Class A common stock reserved for issuance under the 2021 Omnibus Incentive Plan, and entered into a registration rights agreement pursuant to which we granted demand and piggyback registration rights to the General Atlantic Equityholders and EWC Holdings, Inc., an entity controlled by one of our founders, David Coba (“EWC Founder Holdco”), and piggyback registration rights to certain of the other EWC Ventures Post-IPO Members. See “Shares Available for Future Sale.” The market price of our stock could decline if existing holders of shares sell them in significant quantities or are perceived by the market as intending to engage in such selling activity.
Failure to establish and maintain effective internal control over financial reporting could have a material adverse effect on our business, financial condition, results of operations and stock price.
We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) to furnish a report by management on, among other things, the effectiveness of our internal controls over financial reporting for the fiscal year ending December 31, 2022. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal controls over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company.” We have commenced the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, but we may not be able to complete our evaluation, testing and any required remediation in a timely fashion. Our compliance with Section 404 will require that we incur substantial expenses and expend significant management efforts. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404.
During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal controls over financial reporting, we will be unable to certify that our internal controls over financial reporting is effective. A material weakness is a deficiency, or combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
We cannot assure you that the measures we have taken to date, and actions we may take in the future, will prevent or avoid potential future material weaknesses in our internal controls over financial reporting in the future. Any failure to maintain internal controls over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal controls over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal controls over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal controls over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.
In addition, we do not currently have an internal audit function. In order to implement any such function, we will need to hire additional personnel. If we are unable to hire additional personnel to support our internal accounting and audit functions, our ability to report our results of operations on a timely and accurate basis could be impaired and we could suffer adverse regulatory consequences or violate listing standards. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements, which could have an adverse effect on our business, financial condition and results of operations.
Certain of our key operating metrics are subject to inherent challenges in measurement, and any real or perceived inaccuracies in our metrics or the underlying data may cause a loss of investor confidence in such metrics and the market price of our Class A common stock may decline.
We track certain key operating metrics using internal data analytics tools, which have certain limitations. In addition, we rely on data received from third parties, including third-party platforms, to track certain performance indicators, and we may be limited in our ability to verify such data. In addition, our methodologies for tracking metrics may change over time, which could result in changes to the metrics we report. If we undercount or overcount performance due to the internal data analytics tools we use or issues with the data received from third parties, or if our internal data analytics tools contain algorithmic or other technical errors, the data we report may not be accurate or comparable with prior periods. In addition, limitations, changes or errors with respect to how we measure data may affect our understanding of certain details of our business, which could affect our longer-term strategies. If our performance metrics are not, or are not perceived to be, accurate representations of our business, if we discover material inaccuracies in our metrics or the data on which such metrics are based, or if we can no longer calculate any of our key performance metrics with a sufficient degree of accuracy, investors could lose confidence in the accuracy and completeness of such metrics, which could cause the price of our Class A common stock to decline.
We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.
We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our Class A common stock less attractive to investors. For so long as we are an emerging growth company, we will not be required to:
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provide an auditor attestation and report with respect to management’s assessment of the effectiveness of our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002;

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comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis); and

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submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay” and “say-on-frequency,” and disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period and therefore will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.
We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.07 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.
Until such time, however, we cannot predict if investors will find our Class A common stock less attractive because we may rely on these exemptions. If some investors find our Class A common stock less attractive, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.
The terms of existing or future debt agreements may preclude us from paying dividends, and we do not currently intend to pay additional dividends on our Class A common stock.
The terms of existing or future debt agreements may preclude us from paying dividends. In addition, we generally intend to retain our future earnings, if any, to fund the development and growth of our business and repay outstanding debt. Any determination to pay dividends in the future will be at the discretion of our board of directors. As a result, capital appreciation, if any, of our Class A common stock may be your sole source of gain for the foreseeable future. Therefore, you may not be able to realize any return on your investment in our Class A common stock for an extended period of time, if at all.
Provisions in our charter documents may delay or prevent our acquisition by a third party.
Certain provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated by-laws contain several provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our board of directors. These provisions, which may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that stockholders may consider favorable, include the following, some of which became effective after the General Atlantic Equityholders and their affiliates and successors no longer collectively beneficially own shares representing 40% of our issued and outstanding common stock (the “40% Triggering Event”):

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the division of our board of directors into three classes and the election of each class for three-year terms;

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the sole ability of the board of directors to fill a vacancy created by the expansion of the board of directors;

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advance notice requirements for stockholder proposals and director nominations;

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after the 40% Triggering Event, provisions limiting stockholders’ ability to call special meetings of stockholders, to require special meetings of stockholders to be called and to take action by written consent;

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after the 40% Triggering Event, in certain cases, the approval of holders of at least 66 2/3% of the shares entitled to vote generally on the making, alteration, amendment or repeal of our amended and restated certificate of incorporation or amended and restated by-laws will be required to adopt, amend or repeal our amended and restated by-laws, or amend or repeal certain provisions of our amended and restated certificate of incorporation;

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the required approval of holders of at least 66 2/3% of the shares entitled to vote at an election of the directors to remove directors, which removal may only be for cause; and

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the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval, which could be used, among other things, to institute a rights plan that would have the effect of significantly diluting the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our board of directors.

These provisions of our amended and restated certificate of incorporation and amended and restated by-laws could discourage potential takeover attempts and reduce the price that investors might be willing to pay for shares of our Class A common stock in the future, which could reduce the market price of our Class A common stock.
In addition, we have opted out of Section 203 of the Delaware General Corporation Law, but our amended and restated certificate of incorporation provides that engaging in any of a broad range of business combinations with any “interested” stockholder (any stockholder with 15% or more of our voting stock) for a period of three years following the date on which the stockholder became an “interested” stockholder is prohibited, subject to certain exceptions. For example, such restrictions shall not apply to any business combination between General Atlantic and any affiliate thereof or their direct and indirect transferees, on the one hand, and us, on the other. For more information, see “Description of Capital Stock.”
We may issue preferred stock whose terms could adversely affect the voting power or value of our Class A common stock.
Our amended and restated certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our Class A common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our Class A common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the Class A common stock.
We have incurred increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.
As a public company, we have incurred significant levels of legal, accounting and other expenses that we did not incur as a privately owned corporation, which we expect to further increase after we are no longer an “emerging growth company”. Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and

Consumer Protection Act and related rules of the SEC, together with the listing requirements of the Exchange, impose significant requirements relating to disclosure controls and procedures and internal control over financial reporting for public companies. We expect that compliance with these public company requirements will increase our costs, require additional resources and make some activities more time consuming than they have been in the past when we were privately owned. We are required to expend considerable time and resources complying with public company regulations. In addition, these laws and regulations could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, these laws and regulations could make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers and may divert management’s attention. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions and other regulatory actions.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us or our business, or publish projections for our business that exceed our actual results, our stock price and trading volume could decline.
The trading market for our Class A common stock may be affected by the research and reports that securities or industry analysts publish about us or our business. If securities or industry analysts fail to provide coverage of our Company, the trading price for our Class A common stock and the trading volume could decline. If one or more of the analysts who covers us downgrades our Class A common stock or publishes inaccurate or unfavorable research about our business, our stock price could decline. In addition, the analysts’ projections may have little or no relationship to the results we actually achieve and could cause our stock price to decline if we fail to meet their projections. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our stock price or trading volume could decline.
Our amended and restated certificate of incorporation provides that certain courts in the State of Delaware or the federal district courts of the United States for certain types of lawsuits will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which limits our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
Our amended and restated certificate of incorporation, provides that, unless we consent in writing to the selection of an alternative forum and subject to certain exceptions, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or stockholders to us or our stockholders, creditors, or other constituents, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or of our amended and restated certificate of incorporation or our amended and restated by-laws (as either may be amended and/or restated from time to time), or (iv) any action asserting a claim against us or any of our directors or officers that is governed by the internal affairs doctrine. The exclusive forum provision provides that it will not apply to claims arising under the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, the Exchange Act or such other federal securities laws.
Although we believe this exclusive forum provision benefits us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, other employees or stockholders, which may discourage such lawsuits against us and our directors, officers, other employees or stockholders. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings. If a court were to find the exclusive choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations.

FORWARD-LOOKING STATEMENTS
This prospectus and the documents incorporated by reference herein contain forward-looking statements. You should not place undue reliance on forward-looking statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “projection,” “seek,” “should,” “will” or “would,” or, in each case, their negative, or other variations or comparable terminology and expressions. Forward-looking statements include, among other things, statements relating to:
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our strategy, outlook and growth prospects;

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our operational and financial targets and dividend policy;

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general economic trends and trends in the industry and markets in which we operate;

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the competitive environment in which we operate; and

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the sufficiency of our sources of liquidity and capital to finance our continued operations and growth strategy.

These statements are based on assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances as of the date of this prospectus and the documents incorporated by reference herein, as applicable. As you read and consider this prospectus and the documents incorporated by reference herein, you should understand that these statements are not guarantees of performance or results and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Although we believe that the forward-looking statements contained in this prospectus and the documents incorporated by reference herein are based on reasonable assumptions, the information available to us may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. You should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to:
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the operational and financial results of our franchisees;

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the ability of our franchisees to enter new markets, select appropriate sites for new centers or open new centers;

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the effectiveness of our marketing and advertising programs and the active participation of franchisees in enhancing the value of our brand;

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the failure of our franchisees to participate in and comply with our agreements, business model and policies;

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our and our franchisees’ ability to attract and retain guests;

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the effect of social media on our reputation;

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our ability to compete with other industry participants and respond to market trends and changes in consumer preferences;

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the effect of our planned growth on our management, employees, information systems and internal controls

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a significant failure, interruption or security breach of our computer systems or information technology;

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our and our franchisees’ ability to attract, train, and retain talented wax specialists and managers;

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changes in the availability or cost of labor;

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our ability to retain franchisees or maintain the quality of existing franchisees;

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failure of our franchisees to implement development plans;

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the ability of our limited key suppliers, including international suppliers, and distribution centers to deliver our products;

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changes in supply costs and decreases in our product sourcing revenue;

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our ability to adequately protect our intellectual property;

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our substantial indebtedness;

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risks associated with being a holding company and our dependence upon distributions from EWC Ventures;

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the impact of paying our existing owners (and potentially other persons) for certain tax benefits we may claim;

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changes in general economic and business conditions;

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our and our franchisees’ ability to comply with existing and future health, employment and other governmental regulations;

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complaints or litigation that may adversely affect our business and reputation;

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the seasonality of our business resulting in fluctuation in our results of operations;

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the impact of global crises, such as the COVID-19 pandemic, on our operations and financial performance; and

•
certain factors discussed elsewhere in this prospectus and the documents incorporated by reference.

These and other factors are more fully discussed in the section titled “Risk Factors” and in other sections in this prospectus and the documents incorporated by reference herein. These risks could cause actual results to differ materially from those implied by forward-looking statements in this prospectus and the documents incorporated by reference herein. Even if our results of operations, financial condition and liquidity and the development of the industry in which we operate are consistent with the forward-looking statements contained in this prospectus and the documents incorporated by reference herein, those results or developments may not be indicative of results or developments in subsequent periods.
All information contained in this prospectus and the documents incorporated by reference herein is materially accurate and complete as of the date of this prospectus. You should keep in mind, however, that any forward-looking statement made by us in this prospectus or the documents incorporated by reference herein, or elsewhere, speaks only as of the date of this prospectus and the documents incorporated by reference herein, as applicable. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no obligation to update any forward-looking statements in this prospectus or the documents incorporated by reference after the date of this prospectus, except as required by federal securities laws. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to us or any other person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to within this prospectus or the documents incorporated by reference herein. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this prospectus, documents incorporated by reference or elsewhere might not occur.

USE OF PROCEEDS
All shares of our Class A common stock offered by this prospectus will be sold by the selling stockholders. We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders that may be sold by them pursuant to this prospectus. Pursuant to the Registration Rights Agreement, we have agreed to pay certain expenses of the selling stockholders incurred in connection with the sale of share of Class A common stock pursuant to this prospectus, excluding underwriters’ discounts and commissions.
We estimate that the offering expenses (other than the underwriting discounts) will be approximately $0.8 million. All of such offering expenses (other than the underwriting discounts) will be paid for or otherwise borne by EWC Ventures.

DIVIDEND POLICY
EWC Ventures has previously declared and paid cash dividends to its members, and we have recently declared and paid one cash dividend to our stockholders; however, we currently anticipate that we will retain all available funds for use in the operation and expansion of our business, and do not anticipate paying any cash dividends in the foreseeable future. Furthermore, because we are a holding company, our ability to pay cash dividends on our Class A common stock depends on our receipt of cash distributions from EWC Ventures and, through EWC Ventures, cash distributions and dividends from our other direct and indirect subsidiaries.
Subject to having available cash and subject to limitations imposed by applicable law and contractual restrictions, the Amended and Restated Limited Liability Company Agreement of EWC Ventures, LLC, dated as of August 4, 2021, requires EWC Ventures to make certain distributions to us, the affiliates of General Atlantic that directly hold EWC Ventures Units (“General Atlantic Post-IPO Members”) and EWC Founder Holdco, pro rata, to facilitate the payment of taxes with respect to the income of EWC Ventures that is allocated to us, the General Atlantic Post-IPO Members and EWC Founder Holdco. To the extent that the tax distributions we receive exceed the amounts we are actually required to pay taxes, payments pursuant to the Tax Receivable Agreement, dated as of August 4, 2021, and other expenses, we will not be required to distribute such excess cash. Our board of directors may, in its sole discretion, choose to use such excess cash for any purpose depending upon the facts and circumstances at the time of determination.
Any future determination as to our dividend policy will be made at the discretion of the board and will depend upon many factors, including our financial condition, earnings, legal and contractual requirements and other factors the board deems relevant.

PRINCIPAL AND SELLING STOCKHOLDERS
The tables below set forth information with respect to the beneficial ownership of our Class A common stock as of May 16, 2022 for:
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each of our directors and named executive officers;

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each person who is known to be the beneficial owner of more than 5% of our Class A common stock;

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all of our directors and executive officers as a group; and

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each of the selling stockholders.

The amounts and percentages of Class A common stock beneficially owned are reported on the basis of the regulations of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.
Unless otherwise indicated, the address for each beneficial owner listed below is: c/o European Wax Center, 5830 Granite Parkway, 3rd Floor, Plano, Texas 75024.
The following table assumes the underwriters’ option to purchase additional shares is not exercised.
	Class A Common Stock Owned Before this Offering (on a fully exchanged and converted basis)(1)		Shares of Class A Common Stock Being Offered (without option)(2)	Class A Common Stock Owned After this Offering (on a fully exchanged and converted basis)(1)		Class B Common Stock Owned Before this Offering		Class B Common Stock Owned After this Offering
Name of Beneficial Owner	Number	Percentage		Number	Percentage	Number	Percentage	Number	Percentage
5% Equityholders and Other Selling Stockholders
General Atlantic Equityholders(3)	27,677,201	43.6%	4,185,000	23,492,201	37.0%	11,794,937	44.7%	9,996,740	41.2%
EWC Founder Holdco(4)	8,574,390	13.5%	—	8,574,390	13.5%	8,574,388	32.5%	8,574,388	35.3%
EWC Management Holdco(5)	3,437,376	5.4%	—	3,122,376	4.9%	3,437,376	13.0%	3,122,376	12.9%
Jyoti Lynch(6)	218,537	*	30,000	188,537	*	212,537	*	182,537	*
Christopher Kobus(6)	204,641	*	45,000	159,641	*	204,461	*	159,641	*
Gavin O’Connor(6)	89,765	*	5,000	84,765	*	87,965	*	82,965	*
Directors and Named Executive Officers
David P. Berg(6)	1,388,255	2.2%	200,000	1,188,255	1.9%	1,388,255	5.3%	1,188,255	4.9%
Jennifer C. Vanderveldt(6)	77,000	*	—	77,000	*	75,000	*	75,000	*
David L. Willis(6)	476,796	*	35,000	441,796	*	464,796	1.8%	429,796	1.8%
Alexa Bartlett	—	—	—	—	—	—	—	—	—
Andrew Crawford	—	—	—	—	—	—	—	—	—
Shaw Joseph	—	—	—	—	—	—	—	—	—
Dorvin D. Lively	31,891	*	—	31,891	*	—	—	—	—
Laurie Ann Goldman	12,391	*	—	12,391	*	—	—	—	—
Nital Scott	2,896	*	—	2,896	*	—	—	—	—
All directors and executive officers as a group (12 persons)(6)	2,502,172	3.9%	315,000	2,187,172	3.4%	2,433,194	9.2%	2,118,194	8.7%

*
Less than 1.0%.

The following table assumes the underwriters’ option to purchase additional shares is exercised in full.
	Class A Common Stock Owned Before this Offering (on a fully exchanged and converted basis)(1)		Shares of Class A Common Stock Being Offered (with option)(2)	Class A Common Stock Owned After thisOffering (on a fully exchanged and converted basis)(1)		Class B Common Stock Owned Before this Offering		Class B Common Stock Owned After this Offering
Name of Beneficial Owner	Number	Percentage		Number	Percentage	Number	Percentage	Number	Percentage
5% Equityholders and Other Selling Stockholders
General Atlantic Equityholders(3)	27,677,201	43.6%	4,860,000	22,817,201	36.0%	11,794,937	44.7%	9,706,709	40.4%
EWC Founder Holdco(4)	8,574,390	13.5%	—	8,574,390	13.5%	8,574,388	32.5%	8,574,388	35.7%
EWC Management Holdco(5)	3,437,376	5.4%	—	3,122,376	4.9%	3,437,376	13.0%	3,122,376	13.0%
Jyoti Lynch(6)	218,537	*	30,000	188,537	*	212,537	*	182,537	*
Christopher Kobus(6)	204,641	*	45,000	159,641	*	204,461	*	159,641	*
Gavin O’Connor(6)	89,765	*	5,000	84,765	*	87,965	*	82,965	*
Directors and Named Executive Officers
David P. Berg(6)	1,388,255	2.2%	200,000	1,188,255	1.9%	1,388,255	5.3%	1,188,255	5.0%
Jennifer C. Vanderveldt(6)	77,000	*	—	77,000	*	75,000	*	75,000	*
David L. Willis(6)	476,796	*	35,000	441,796	*	464,796	1.8%	429,796	1.8%
Alexa Bartlett	—	—	—	—	—	—	—	—	—
Andrew Crawford	—	—	—	—	—	—	—	—	—
Shaw Joseph	—	—	—	—	—	—	—	—	—
Dorvin D. Lively	31,891	*	—	31,891	*	—	—	—	—
Laurie Ann Goldman	12,391	*	—	12,391	*	—	—	—	—
Nital Scott	2,896	*	—	2,896	*	—	—	—	—
All directors and executive officers as a group (12 persons)(6)	2,502,172	3.9%	315,000	2,187,172	3.4%	2,433,194	9.2%	2,118,194	8.8%

*
Less than 1.0%.

(1)
Each EWC Ventures Post-IPO Member holds EWC Ventures Units and an equal number of shares of Class B common stock. Each EWC Ventures Post-IPO Member has the right at any time to exchange any vested EWC Ventures Units (together with a corresponding number of shares of Class B common stock) for shares of Class A common stock on a one-for-one basis. See “Description of Capital Stock.” The numbers of shares of Class A common stock beneficially owned and percentages of beneficial ownership set forth in the table assume that all vested EWC Ventures Units (together with the corresponding shares of Class B common stock) have been exchanged for shares of Class A common stock.

(2)
Includes 380,381 shares of Class A common stock sold by GAPCO AIV Interholdco (EW), L.P. (“GAPCO AIV Interholdco EW”) (or 441,732 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares), 2,320,885 shares of Class A common stock (or 2,695,222 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares) sold by GA AIV-1 B Interholdco (EW), L.P. (“GA AIV-1 B Interholdco EW”) and 1,483,734 shares of Class A common stock sold by General Atlantic Partners AIV (EW), L.P. (“GAP AIV EW”) (or 1,723,046 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares).

(3)
Includes 15,444,728 shares of Class A common stock held by GA AIV-B Interholdco EW, 437,536 shares of Class A common stock and 2,048,646 shares of Class B common stock held by GAPCO AIV Interholdco EW and 9,746,291 shares of Class B common stock held by GAP AIV EW. The shares held by GA AIV-1 B Interholdco EW, GAPCO AIV Interholdco EW and GAP AIV EW are indirectly held and shared by the following investment funds (the “GA Funds”): General Atlantic Partners AIV-1 A, L.P. (“GAP AIV-1 A”), General Atlantic Partners AIV-1 B, L.P. (GAP AIV-1 B”), GAP

Coinvestments CDA, L.P. (“GAPCO CDA”), GAP Coinvestments III, LLC (“GAPCO III”), GAP Coinvestments IV, LLC (“GAPCO IV”) and GAP Coinvestments V, LLC (“GAPCO V”). The general partner of GAP AIV EW is General Atlantic GenPar (EW), L.P. (“GA GenPar EW”). The general partner of GA GenPar EW, GA AIV-1 B Interholdco EW and GAPCO AIV Interholdco EW is General Atlantic (SPV) GP, LLC (“GA SPV”). The general partner of GAP AIV-1 A and GAP AIV-1 B is General Atlantic GenPar, L.P. (“GA GenPar”). The general partner of GA GenPar is General Atlantic, L.P. (“GA, L.P.”). GA, L.P. is the sole member of GA SPV, the managing member of GAPCO III, GAPCO IV and GAPCO V and the general partner of GAPCO CDA. GA, L.P. is controlled by the Management Committee (the “GA Management Committee”) and the members of the GA Management Committee are William E. Ford, Gabriel Caillaux, Andrew Crawford, Martin Escobari, Anton J. Levy, Sandeep Naik, E. Graves Tompkins, N. Robbert Vorhoff, and Eric Chi Zhang. GA AIV-1 B Interholdco EW, GAPCO AIV Interholdco EW, GAP AIV EW, the GA Funds, GA GenPar EW, GA SPV, GA GenPar, and GA, L.P. (collectively, the “GA Group”) are a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended. Each of the members of the GA Management Committee disclaims ownership of all such shares except to the extent he has a pecuniary interest therein. The business address of the GA Group is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055.
(4)
David Coba is the sole director of EWC Founder Holdco and exercises voting control and dispositive control over 8,574,390 shares of Class A Common Stock, consisting of (i) two shares of Class A Common Stock and (ii) paired units comprised of 8,574,388 EWC Ventures Units and 8,574,388 shares of Class B common stock held by EWC Founder Holdco, which units are exchangeable for 8,574,388 shares of Class A common stock. David Coba disclaims beneficial ownership in such shares except to the extent of his pecuniary interest therein. The business address of EWC Founder Holdco is 15511 Fisher Island Drive, Fisher Island, Florida 33109.

(5)
Each member of EWC Management Holdco, the members of which consist of our employees, exercise voting and dispositive control over the shares to which such member is entitled upon exchange of the vested EWC Ventures Units and corresponding shares of Class B common stock held by EWC Management Holdco. Certain shares of this offering will be received in connection with such exchanges.

(6)
Includes EWC Ventures Units and corresponding shares of Class B common stock held by EWC Management Holdco on behalf of such persons. Each person is an current or former officer of European Wax Center, Inc.

Effect of the Transactions
Assuming no exercise of the underwriters’ option to purchase additional shares described above, following this offering:
•
the General Atlantic Post-IPO Members will hold EWC Ventures Units representing 15.8% of the outstanding equity interests in EWC Ventures and an aggregate of 9,996,740 shares of our Class B common stock, representing 15.8% of the combined voting power in us;

•
the General Atlantic affiliates that directly hold our Class A common stock (the “General Atlantic Post-IPO Stockholders”) will hold an aggregate of 13,495,461 shares of our Class A common stock, representing 21.3% of the combined voting power in us;

•
EWC Management Holdco and other EWC Ventures Post-IPO Members will hold EWC Ventures Units representing 9.0% of the outstanding equity interests in EWC Ventures and an aggregate of 5,718,772 shares of our Class B common stock, representing 9.0% of the combined voting power in us; and

•
our public stockholders will collectively hold 25,656,201 shares of our Class A common stock, representing 40.4% of the combined voting power in us.

Assuming full exercise of the underwriters’ option to purchase additional shares described above, following this offering:
•
the General Atlantic Post-IPO Members will hold EWC Ventures Units representing 15.3% of the outstanding equity interests in EWC Ventures and an aggregate of 9,706,709 shares of our Class B common stock, representing 15.3% of the combined voting power in us;

•
the General Atlantic Post-IPO Stockholders will hold an aggregate of 13,110,492 shares of our Class A common stock, representing 20.7% of the combined voting power in us;

•
EWC Management Holdco and other EWC Ventures Post-IPO Members will hold EWC Ventures Units representing 9.0% of the outstanding equity interests in EWC Ventures and an aggregate of 5,718,772 shares of our Class B common stock, representing 9.0% of the combined voting power in us; and

•
our public stockholders will collectively hold 26,331,201 shares of our Class A common stock, representing 41.5% of the combined voting power in us.

DESCRIPTION OF CAPITAL STOCK
General
The following summary of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated by-laws does not purport to be complete and is not intended to give full effect to provisions of statutory or common law. The summary is subject to and is qualified in its entirety by reference to all the provisions of our amended and restated certificate of incorporation and amended and restated by-laws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable law.
We amended and restated our certificate of incorporation in connection with our initial public offering so that our authorized capital stock consists of 600,000,000 shares of Class A common stock, par value $0.00001 per share, 60,000,000 shares of Class B common stock, par value $0.00001 per share, and 100,000,000 shares of preferred stock, par value $0.00001 per share. Of the authorized shares of our capital stock, as of May 16, 2022, 37,038,465 shares of our Class A common stock are issued and outstanding, 26,403,097 shares of our Class B common stock are issued and outstanding, and no shares of our preferred stock are issued and outstanding.
Common Stock
Voting
The holders of our Class A common stock and Class B common stock vote together as a single class on all matters submitted to stockholders for their vote or approval, except (i) as required by applicable law or (ii) any amendment (including by merger, consolidation, reorganization or similar event) to our amended and restated certificate of incorporation that would affect the rights of the Class A common stock in a manner that is disproportionately adverse as compared to the Class B common stock, or vice versa, in which case the holders of Class A common stock or the holders of Class B common stock shall vote together as a class.
Holders of our Class A common stock and Class B common stock are entitled to one vote on all matters submitted to stockholders for their vote or approval.
Dividends
The holders of Class A common stock are entitled to receive dividends when, as and if declared by our board of directors out of legally available funds, subject to the prior rights of holders of any preferred stock then outstanding.
The holders of our Class B common stock do not have any right to receive dividends other than dividends consisting of shares of our Class B common stock, paid proportionally with respect to each outstanding share of our Class B common stock in connection with stock dividends.
Liquidation or Dissolution
Upon our liquidation or dissolution, the holders of our Class A common stock will be entitled to share ratably in those of our assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Other than their par value, the holders of our Class B common stock will not have any right to receive a distribution upon a liquidation or dissolution of our company.
Transferability and Exchange
Subject to the terms of an Exchange Agreement (the “Exchange Agreement”) we entered into prior to the consummation of our initial public offering with EWC Ventures and the EWC Ventures Post-IPO Members, the EWC Ventures Post-IPO Members may exchange, subject to certain restrictions, their vested EWC Ventures Units and corresponding shares of our Class B common stock for, at our option, (i) shares of our Class A common stock on a one-for-one basis (the “Share Exchange”) or (ii) cash (based on the market price of our Class A common stock) (the “Cash Exchange”), subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. Upon exchange, each share of our Class B common stock so exchanged will be cancelled.
Other Provisions
None of the Class A common stock or Class B common stock has any pre-emptive or other subscription rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock or Class B common stock.
At such time as no EWC Ventures Units remain exchangeable for shares of our Class A common stock, our Class B common stock will be cancelled.
Preferred Stock
Our board of directors is authorized, subject to limitations prescribed by Delaware law and our amended and restated certificate of incorporation, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. Our board of directors also are authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our Company and may adversely affect the voting and other rights of the holders of our Class A common stock and Class B common stock, which could have a negative impact on the market price of our Class A common stock. We have no current plan to issue any shares of preferred stock following the consummation of this offering.
Registration Rights
On August 4, 2021, we entered into a Registration Rights Agreement with the General Atlantic Equityholders, the EWC Founder Holdco and certain other investors in connection with the initial public offering pursuant to which these parties will have specified rights to require us to register all or a portion of their shares under the Securities Act.
Corporate Opportunity
Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, the doctrine of “corporate opportunity” will not apply against the General Atlantic Equityholders, any of our non-employee directors or any of their respective affiliates in a manner that would prohibit them from investing in competing businesses. See “Risk Factors — Risks Relating to Our Organization and Structure — The General Atlantic Equityholders, whose interests in our business may be different than yours, will continue to hold a significant percentage of the combined voting power of our common stock, and certain statutory provisions afforded to stockholders are not applicable to us” in our Form 10-K.
Anti-Takeover Provisions
The provisions of our amended and restated certificate of incorporation and amended and restated by-laws and of the Delaware General Corporation Law summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares of Class A common stock.
Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws
Some provisions of our amended and restated certificate of incorporation and amended and restated by-laws described below, contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management.

It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.
These provisions include:
Classified Board.   Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board. Our amended and restated certificate of incorporation also provides that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances and the Stockholders Agreement, the number of directors will be fixed exclusively pursuant to a resolution adopted by our board of directors. Our board of directors currently has seven members.
Super-Majority Vote.   Our amended and restated certificate of incorporation provides that, other than preferred stock directors and subject to obtaining any required stockholder votes or consents under the Stockholders Agreement, directors may only be removed for cause and by the affirmative vote of holders of 66 2∕3% of the total voting power of our outstanding shares of common stock, voting together as a single class. This requirement of a super-majority vote to remove directors for cause could enable a minority of our stockholders to exercise veto power over any such removal.
Action by Written Consent; Special Meetings of Stockholders.   Our amended and restated certificate of incorporation provides that, following the occurrence of the 40% Triggering Event, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our amended and restated certificate of incorporation and amended and restated by-laws also provides that, subject to any special rights of the holders of any series of preferred stock and except as otherwise required by law, special meetings of the stockholders can only be called by the chairman or vice chairman of the board or the chief executive officer, or pursuant to a resolution adopted by a majority of the board of directors or, until the occurrence of the 40% Triggering Event, at the request of the General Atlantic Equityholders. Except as described above, stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting.
Advance Notice Procedures.   Our amended and restated by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the amended and restated by-laws do not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the amended and restated by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our Company.
Super-Majority Approval Requirements.   The Delaware General Corporation Law generally provides that the affirmative vote of the holders of a majority of the total voting power of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or amended and restated by-laws, unless either a corporation’s certificate of incorporation or by-laws require a greater percentage. Our amended and restated certificate of incorporation and amended and restated by-laws provides that, following the occurrence of the 40% Triggering Event, the affirmative vote of holders of 66 2∕3% of the total voting power of our outstanding common stock eligible to vote in the election of directors, voting together as a single class, will be required to amend, alter, change or repeal specified provisions, including those relating to the classified board, actions by written consent of stockholders, calling of special meetings of stockholders and amendment of our amended and restated certificate of incorporation and amended and restated by-laws. This requirement of a super-majority vote to approve amendments to our amended and restated certificate of incorporation and amended and restated by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.
Authorized but Unissued Shares.   Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval, subject to any limitations imposed by listing standards of the Exchange. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.
Business Combinations with Interested Stockholders.   Our amended and restated certificate of incorporation provides that we are not subject to Section 203 of the Delaware General Corporation Law, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not subject to any anti-takeover effects of Section 203. Nevertheless, our amended and restated certificate of incorporation contains provisions that have the same effect as Section 203, except that they provide that the General Atlantic Equityholders, their respective affiliates and successors and their transferees are not deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly are not subject to such restrictions.
Directors’ Liability; Indemnification of Directors and Officers
Our amended and restated certificate of incorporation limits the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law and provides that we will provide them with customary indemnification. We have entered into customary indemnification agreements with each of our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf. We will be an indemnitor of first resort.
Forum Selection
Our amended and restated certificate of incorporation provides that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of us, (ii) action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or stockholders to us or our stockholders, creditors, or other constituents, (iii) action asserting a claim arising out of or relating to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or our amended and restated by-laws (as either may be amended and/or restated from time to time), or (iv) action asserting a claim against us or any of our directors or officers that is governed by the internal affairs doctrine; provided, that, if the Court of Chancery of the State of Delaware does not have jurisdiction, such action may be brought in another state court sitting in the State of Delaware, or if no state court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware, unless we consent in writing to the selection of an alternative forum. Additionally, our amended and restated certificate of incorporation states that the foregoing provision will not apply to claims arising under the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, the Exchange Act or such other federal securities law. The exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers or stockholders, which may discourage lawsuits with respect to such claims. Our stockholders are not deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions. See “Risk Factors — Risks Relating to Our Class A Common Stock and this Offering — Our amended and restated certificate of incorporation provides that certain courts in the State of Delaware or the federal district courts of the United States for certain types of lawsuits will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which limits our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.”
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock is Computershare Trust Company, N.A.
Securities Exchange
Our Class A common stock on the Exchange is listed under the symbol “EWCZ.”

SHARES AVAILABLE FOR FUTURE SALE
No predictions can be made as to the effect, if any, that sales of Class A common stock or the availability of Class A common stock for future sales will have on the market price prevailing from time to time. The market price of our Class A common stock could decline because of the sale of a large number of shares of our Class A common stock or the perception that such sales could occur in the future. These factors could also make it more difficult to raise funds through future offerings of our Class A common stock. See “Risk Factors — Risks Relating Our Class A Common Stock and this Offering — Substantial future sales of shares of our Class A common stock in the public market could cause our stock price to fall.”
Sale of Restricted Shares
As of May 16, 2022, we had 37,038,465 shares of Class A common stock outstanding, which excludes 703,574 shares of Class A common stock underlying outstanding equity awards and 26,403,097 shares of Class A common stock issuable upon potential exchanges and/or conversions. Of these shares of Class A common stock, the 18,189,523 shares of Class A common stock sold in the initial and secondary public offering and all of the 4,500,000 shares of Class A common stock to be sold in this offering (or 5,175,000 shares if the underwriters exercise their option to purchase additional shares in full), will be freely tradable without further restriction under the Securities Act, except any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act. In the absence of registration under the Securities Act, shares held by affiliates may only be sold in compliance with the limitations of Rule 144 described below or another exemption from the registration requirements of the Securities Act. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. Upon the completion of this offering, approximately 37,785,361 of our outstanding shares of Class A common stock (or 37,110,361 shares if the underwriters exercise their option to purchase additional shares in full) will be deemed “restricted securities,” as that term is defined under Rule 144, and would also be subject to the “lock-up” period noted below.
In addition, upon consummation of the offering, EWC Ventures Post-IPO Members will own an aggregate of 24,289,900 EWC Ventures Units and 24,289,900 shares of our Class B common stock (or 23,999,869 EWC Ventures Units and 23,999,869 shares of Class B common stock if the underwriters exercise their option to purchase additional shares in full). Pursuant to the terms of the Exchange Agreement, the EWC Ventures Post-IPO Members may exchange, subject to certain restrictions, their vested EWC Ventures Units and corresponding shares of our Class B common stock via a Share Exchange or Cash Exchange, at our option (as the managing member of EWC Ventures). Shares of our Class A common stock issuable to the EWC Ventures Post-IPO Members upon a Share Exchange would be considered “restricted securities,” as that term is defined under Rule 144 and would also be subject to the “lock-up” period noted below.
Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rules 144 and 701 under the Securities Act, which is summarized below, or any other applicable exemption under the Securities Act, or pursuant to a registration statement that is effective under the Securities Act.
Rule 144
In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our Class A common stock proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares of Class A common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares of Class A common stock without complying with any of the requirements of Rule 144, subject to the expiration of the lock-up agreements described below.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our Class A common stock on behalf of our affiliates are entitled to sell, within any three-month period, a number of shares of Class A common stock that does not exceed the greater of:
•
1% of the number of common stock then outstanding, which will equal approximately 391,517 shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock; or

•
the average weekly trading volume of our Class A common stock on the Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares of our Class A common stock on behalf of our affiliates are also subject to certain manner-of-sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares of Class A common stock from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the Registration Statement of which this prospectus forms a part may be entitled to sell such shares of Class A common stock 90 days after such effective date in reliance on Rule 144. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without complying with the current public information and holding period requirements.
The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.
Registration Statement on Form S-8
We have filed a registration statement on Form S-8 under the Securities Act to register approximately 6,374,273 shares of Class A common stock reserved for issuance or sale under our 2021 Omnibus Incentive Plan. Shares that vest after the effective date of the registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described below.
Lock-Up Agreements
In connection with this offering, we and all of our directors and executive officers, the selling stockholders, the General Atlantic Equityholders and certain of our other stockholders entered into lock-up agreements that prohibit us and them from offering for sale, selling, contracting to sell, pledge, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, stock options or any security or instrument related to our common stock until 60 days following the date of this prospectus. These agreements are subject to certain customary exceptions. See the section titled “Underwriting” for additional information.
Immediately following the consummation of this offering, stockholders and other equityholders subject to lock-up agreements will hold 34,176,761 shares of our Class A common stock (assuming the EWC Ventures Post-IPO Members exchange all their EWC Ventures Units and corresponding shares of our Class B common stock for shares of our Class A common stock), representing approximately 53.9% of our then-outstanding shares of Class A common stock (or 33,501,761 shares of Class A common stock, representing approximately 52.8% of our then-outstanding shares of Class A common stock, if the underwriters exercise their option to purchase additional shares in full).
We have agreed, subject to certain exceptions, not to issue, sell or otherwise dispose of any shares of our Class A common stock or any securities convertible into or exchangeable for our Class A common stock (including EWC Ventures Units) during the 60-day period following the date of this prospectus. See “Underwriting” for a description of these lock-up provisions.
Exchange Agreement
Our Exchange Agreement subjects EWC Ventures Post-IPO Members to certain exchange restrictions. For more information, see “Certain Relationships and Related Party Transactions — Exchange Agreement” in the proxy statement we filed on April 22, 2022.
Registration Rights
Our Registration Rights Agreement grants registration rights to the General Atlantic Equityholders, EWC Founder Holdco and certain other EWC Ventures Post-IPO Members. Registration of these shares of Class A common stock under the Securities Act would result in the shares of Class A common stock becoming freely tradable without restriction under the Securities Act immediately on the effectiveness of the registration. For more information, see “Certain Relationships and Related Party Transactions — Registration Rights Agreement” in the proxy statement we filed on April 22, 2022.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS OF OUR
CLASS A COMMON STOCK
The following discussion is a summary of the material U.S. federal income tax considerations to Non-U.S. Holders (as defined below) of the acquisition, ownership and disposition of our Class A common stock but does not purport to be a complete analysis of all the potential tax considerations relating thereto.
Non-U.S. Holders
This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a capital asset (generally, for investment). For purposes of this discussion, a Non-U.S. Holder is a beneficial owner of our Class A common stock that is treated for U.S. federal tax purposes as:
•
a non-resident alien individual;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of a jurisdiction other than the U.S., any state thereof or the District of Columbia;

•
an estate, other than an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust, other than a trust that (i) is subject to the primary supervision of a court within the U.S. and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

For purposes of this discussion, a Non-U.S. Holder does not include a partnership (including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes). If a partnership or other pass-through entity is a beneficial owner of our Class A common stock, the tax treatment of a partner or other owner will generally depend upon the status of the partner (or other owner) and the activities of the entity. If you are a partner (or other owner) of a pass-through entity that acquires our Class A common stock, you should consult your tax advisor regarding the tax considerations of acquiring, owning and disposing of our Class A common stock. Also, it is important to note that the rules for determining whether an individual is a non-resident alien for income tax purposes differ from those applicable for estate tax purposes.
This discussion is not a complete analysis or listing of all of the possible tax considerations of such transactions and does not address all tax considerations that might be relevant to a Non-U.S. Holder in light of its particular circumstances or to Non-U.S. Holders that may be subject to special treatment under U.S. federal tax laws. Furthermore, this summary does not address estate and gift tax considerations, the Medicare contribution or net investment tax or tax considerations under any state, local or foreign laws. In addition, this discussion does not address consequences relevant to Non.-U.S. Holders subject to special rules (e.g., banks, insurance companies or other financial institutions; brokers, dealers or traders in securities or currencies; and certain former citizens or long-term residents of the U.S.).
The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), U.S. judicial decisions, administrative rulings and pronouncements and existing and proposed Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax considerations different from those discussed below. We have not requested, and will not request, a ruling from the IRS with respect to any of the U.S. federal income tax considerations described below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax considerations of the acquisition, ownership and disposition of our Class A common stock.
The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of our Class A common stock and no opinion or representation with respect to the U.S. federal income tax considerations to any such holder or prospective holder is made. Prospective purchasers are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign tax laws of the acquisition, ownership and disposition of our Class A common stock.
Distributions
On April 11, 2022, our Board of Directors declared a special cash dividend of $3.30 per share payable on May 6, 2022 to our Class A common stock holders of record as of 5:00 p.m. Eastern time on April 22, 2022. However, we do not currently intend to pay additional distributions to holders of our Class A common stock. Nevertheless, if we do make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Except as described below under “— U.S. Trade or Business Income,” a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our Class A common stock. If the amount of the distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of the Non-U.S. Holder’s tax basis in our Class A common stock, and thereafter will be treated as capital gain. However, except to the extent that we elect (or the paying agent or other intermediary through which a Non-U.S. Holder holds our Class A common stock elects) otherwise, we (or the intermediary) must generally withhold on the entire distribution, in which case the Non-U.S. Holder would be entitled to a refund from the IRS for the withholding tax on the portion of the distribution that exceeded our current and accumulated earnings and profits. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN (or IRS Form W-8BEN-E or successor form) certifying such stockholder’s entitlement to benefits under the treaty. If a Non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, the Non-U.S. Holder may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS. Non-U.S. Holders are urged to consult their tax advisors regarding possible entitlement to benefits under an income tax treaty.
Sale, Exchange or Other Taxable Disposition of our Class A Common Stock
Except as described below under “— Information Reporting and Backup Withholding Tax,” and “— FATCA,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other taxable disposition of our Class A common stock unless:
•
the gain is U.S. trade or business income, in which case, such gain will be taxed as described in “— U.S. Trade or Business Income,” below;

•
the Non-U.S. Holder is an individual who is present in the U.S. for 183 or more days in the taxable year of the disposition and certain other conditions are met, in which case the Non-U.S. Holder will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable tax treaty) on the amount by which certain capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources; or

•
we are or have been a “U.S. real property holding corporation” (a “USRPHC”) under section 897 of the Code at any time during the period (the “applicable period”) that is the shorter of the five-year period ending on the date of the disposition and the Non-US. Holder’s holding period for our Class A common stock, in which case, subject to the second to last sentence of the next paragraph such gain will be subject to U.S. federal income tax in the same manner as U.S. trade or business income.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Although there can be no assurance in this regard, we believe that we are not, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we are not a USRPHC or will not become one in the future. Even if we became a USRPHC, a Non-U.S. Holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of our common stock by reason of our status as USRPHC so long as our common stock is regularly traded on an established securities market

(within the meaning of the applicable regulations) and such Non-U.S. Holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our outstanding common stock at any time during the shorter of the five year period ending on the date of disposition and such holder’s holding period. Prospective investors are encouraged to consult their tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.
U.S. Trade or Business Income
For purposes of this discussion, dividend income and gain on the sale, exchange or other taxable disposition of our Class A common stock will be considered to be “U.S. trade or business income” if (i) such income or gain is effectively connected with the conduct of a trade or business within the U.S. by the Non-U.S. Holder and (ii) if the Non-U.S. Holder is eligible for the benefits of an income tax treaty with the U.S., such income or gain is attributable to a permanent establishment (or, in the case of an individual, a fixed base) that the Non-U.S. Holder maintains in the U.S. Moreover, gain on the sale or other taxable disposition of our Class A common stock will be subject to U.S. federal income tax in the same manner as U.S. trade or business income if we are or have been a USRPHC at any time during the applicable period (subject to the exception set forth above in the second paragraph of “— Sale, Exchange or Other Taxable Disposition of our Class A Common Stock”). Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided certain certification and disclosure requirements are satisfied, including providing a properly executed IRS Form W-8ECI (or successor form)); instead, such income is subject to U.S. federal income tax on a net basis at regular U.S. federal income tax rates (in the same manner as a U.S. person) and generally will result in the Non-U.S. Holder realizing such income by filing a U.S. federal income tax return with respect to the taxable year in which the Non-U.S. Holder recognizes such income. Any U.S. trade or business income received by a foreign corporation (other than gain from the sale of a USRPHC) may also be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty.
Information Reporting and Backup Withholding
Information reporting and, in certain circumstances, backup withholding will apply to the payment of dividends and proceeds of a sale or other disposition of our Class A common stock made within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a Non-U.S. Holder (and the applicable withholding agent does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption by properly certifying its Non-U.S. Holder status on an IRS Form W-8BEN, W-8BEN-E or other applicable or successor form.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Rather, the U.S. income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.
FATCA
Provisions of the Code commonly known as the Foreign Account Tax Compliance Act, or FATCA, generally impose a U.S. federal withholding tax at a rate of 30% on payments of dividends on our common stock paid to a non-U.S. entity unless: (i) if the non-U.S. entity is a “foreign financial institution,” such non-U.S. entity undertakes certain due diligence, reporting, withholding and certification obligations; (ii) if the non-U.S. entity is not a “foreign financial institution,” such non-U.S. entity identifies any “substantial” owner (generally, any specified U.S. person who owns, directly or indirectly, more than a specified percentage of such entity); or (iii) the non-U.S. entity is otherwise exempt under FATCA.
Withholding under FATCA generally applies to payments of dividends on our Class A common stock. Proposed Treasury regulations, which taxpayers may rely upon until final regulations are issued, eliminate withholding on payments of gross proceeds. Under certain circumstances, a non-U.S. Holder may be eligible for refunds or credits of the tax, and a Non-U.S. Holder might be required to file a U.S. federal income tax return to claim such refunds or credits. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. Holders are urged to consult their tax advisors regarding the possible implications of FATCA on their investment in our Class A common stock and the entities through which they hold our Class A common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

UNDERWRITING
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom BofA Securities, Inc,. Morgan Stanley & Co. LLC and Jefferies LLC are acting as representatives, have severally agreed to purchase, and the selling stockholders have agreed to sell to them, severally, the number of shares of Class A common stock indicated below:
Underwriter	Number of Shares
BofA Securities, Inc.
Morgan Stanley & Co. LLC
Jefferies LLC
Total	4,500,000
The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.
The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $      per share under the public offering price. After the offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.
The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 675,000 additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.
The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 825,000 shares of Class A common stock.
Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by the selling stockholders	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$
The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $0.8 million. We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $40,000.
We and all of our directors and executive officers, the selling stockholders, the General Atlantic Equityholders and certain of our other stockholders agreed in connection with this offering that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 60 days after the date of this prospectus (the “restricted period”):
•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock;

•
file any registration statement with the SEC relating to the offering of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock; or

•
enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock;

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whether any such transaction described above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of shares of Class A common stock or any security convertible into or exercisable or exchangeable for Class A common stock.

The restrictions described above are applicable to our directors and executive officers, the selling stockholders, the General Atlantic Equityholders and certain of our other stockholders, subject to the following exceptions:
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transactions relating to shares of Class A common stock or any other securities convertible into or exercisable or exchangeable for Class A common stock acquired in open market transactions after the completion of this offering, or if such person is not an officer or director of us, acquired by such person from the underwriters in an public offering; provided that no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares shall be required or voluntarily made during the restricted period;

•
transfers of shares of Class A common stock or any other securities so owned convertible into or exercisable or exchangeable for Class A common stock as a bona fide gift or, if such person is an individual, to a trust the beneficiaries of which are exclusively such person or immediate family members of such person; provided that any such transfer shall not involve a disposition for value, such donee agrees to be subject to restricted period, and no voluntary filing under Section 16 of the Exchange Act will be made during the restricted period and any required filing under Section 16 of the Exchange Act during the restricted period shall clearly indicate in the footnotes thereto that the filing relates to the circumstances described in this clause;

•
if such person is a corporation, partnership, limited liability company or other business entity, distributions of shares of Class A common stock or any other securities so owned convertible into or exercisable or exchangeable for Class A common stock to controlled affiliates, limited or general partners, members, stockholders or other equity holders of it; provided that any such transfer shall not involve a disposition for value, such transferee agrees to be subject to restricted period, and no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares shall be required or voluntarily made during the restricted period;

•
facilitating the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Class A common stock;

•
transactions relating to shares of Class A common stock or any other securities so owned convertible into or exercisable or exchangeable for Class A common stock by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement; provided that any such transferee agrees to be subject to restricted period and any filing or announcement relating to the transfer will note the applicable circumstances of such transfer;

•
if such person is an individual, transfers of shares of Class A common stock or any other securities so owned convertible into or exercisable or exchangeable for Class A common stock by will or intestacy;

provided that any such transfer shall not involve a disposition for value, such transferee agrees to be subject to restricted period and any filing or announcement relating to the transfer will note the applicable circumstances of such transfer;
•
transfers to us, as permitted or required under any equity incentive plan or other equity award or benefit plan described in the registration statement relating to this offering and this prospectus (each, an “equity plan”), any agreement pursuant to which such shares of Class A common stock were issued, as in effect as of the date of, and which such agreement is described in the registration statement and this prospectus in all material respects, or our amended and restated certificate of incorporation or amended and restated by-laws in connection with the repurchase or forfeiture of shares of Class A common stock or any other securities so owned convertible into or exercisable or exchangeable for Class A common stock; provided that any filing or announcement relating to the transfer will note the applicable circumstances of such transfer;

•
the exercise of options, stock appreciation rights or warrants to purchase shares of Class A common stock pursuant to an equity plan; provided that no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares shall be required or voluntarily made during the restricted period and any such shares received upon exercise will remain subject to the restricted period;

•
transfers of shares of Class A common stock or any securities convertible into Class A common stock to us upon a vesting or settlement event of our securities or upon the exercise of outstanding equity awards, which securities or equity awards have been issued pursuant to an equity plan, on a “cashless” or “net” basis only in an amount necessary to cover tax withholding obligations or the exercise price of options of such person in connection with such vesting or exercise; provided that and any such shares received upon vesting or exercise will remain subject to the restricted period and any filing or announcement relating to the transfer will note the applicable circumstances of such transfer;

•
transfers, sales, tenders or other dispositions of Class A common stock to a bona fide third party pursuant to a tender offer for our securities or any merger, consolidation or other business combination involving a change of control that, in each case, has been approved by our board of directors (including, without limitation, entering into any lock-up, voting or similar agreement pursuant to which such person may agree to transfer, sell, tender or otherwise dispose of stock in connection with any such transaction, or vote any stock in favor of any such transaction); provided that all shares of Class A common stock subject to the restricted period that are not so transferred, sold, tendered or otherwise disposed of remain subject to the restricted period and any filing or announcement relating to the transfer will note the applicable circumstances of such transfer; and provided, further, that it shall be a condition of transfer, sale, tender or other disposition that if such tender offer or other transaction is not completed, any Class A common stock subject to the restricted period shall remain subject to such restrictions;

•
the shares to be sold to the underwriters by such person pursuant to the underwriting agreement, if applicable; or

•
any exchange of EWC Ventures Units and a corresponding number of shares of our Class B common stock for shares of the Class A common stock in accordance with the Exchange Agreement; provided that any shares received pursuant to the Exchange Agreement will remain subject to the restricted period and any filing or announcement relating to the exchange will note the applicable circumstances of such transfer.

The restrictions described above are applicable to us, subject to the following exceptions: (A) the issuance of any shares of common stock upon the exercise of an option or warrant or the conversion or exchange of convertible or exchangeable securities outstanding on the date set forth on the cover page of this prospectus and as described herein, (B) grants of options, restricted stock or other equity awards and the issuance of common stock or securities convertible into or exercisable for common stock (whether upon the exercise of stock options or otherwise) to employees, officers, directors, advisors, or consultants of ours pursuant to the terms of an employee benefit plan, qualified stock option plan or other employee compensation plan in effect on the date set forth on the cover page of this prospectus and as described herein, (C) the filing of a registration statement on Form S-8 to register common stock issuable pursuant to any plans referred to in clause (B) above, or (D) the issuance of common stock or any securities convertible into, or exercisable or exchangeable for, common stock, or the entrance into an agreement to issue common stock or any securities convertible into, or exercisable or exchangeable for, common stock, in connection with any merger, joint venture, strategic alliances, commercial or other collaborative transaction or the acquisition or license of the business, property, technology or other assets of another individual or entity or the assumption of an employee benefit plan in connection with a merger or acquisition; provided that the aggregate number of shares of common stock or any securities convertible into, or exercisable or exchangeable for, common stock that we may issue or agree to issue pursuant to this clause (D) does not exceed 10% of our total outstanding share capital immediately following the completion of this offering; and provided further that the recipients thereof provide to the representatives a signed lock-up letter on or prior to the date of such issuance.
Following notice delivered to each of the representatives of any request for release or waiver of the foregoing restrictions, the representatives in their sole discretion, may release the Class A common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.
In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares described above. The underwriters can close out a covered short sale by exercising such option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under such option. The underwriters may also sell shares in excess of such option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.
We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Selling Restrictions
Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
China
This prospectus does not constitute a public offer of ADSs, whether by sale or subscription, in the People’s Republic of China (the “PRC”). The ADSs are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the ADSs offered by this prospectus or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.
European Economic Area
In relation to each Member State of the European Economic Area (each an “EEA State”), no shares have been offered or will be offered pursuant to the offering to the public in that EEA State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that EEA State or, where appropriate, approved in another EEA State and notified to the competent authority in that EEA State, all in accordance with the EU Prospectus Regulation, except that it may make an offer to the public in that EEA State of any Shares at any time under the following exemptions under the EU Prospectus Regulation:
(a)
to any legal entity which is a qualified investor as defined under the EU Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the EU Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(c)
in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation, provided that no such offer of the Shares shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the Shares in any EEA State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129.
Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
Hong Kong
The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or the Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of Class A common stock.
Accordingly, the shares of Class A common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.
For Qualified Institutional Investors (“QII”)
Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class A common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class A common stock. The shares of Class A common stock may only be transferred to QIIs.
For Non-QII Investors
Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class A common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class A common stock. The shares of Class A common stock may only be transferred en bloc without subdivision to a single investor.
Korea
The ADSs offered by this prospectus have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the ADSs have been and will be offered in Korea as a private placement under the FSCMA. None of the ADSs may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the ADSs will comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the ADSs. By the purchase of the ADSs, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the ADSs pursuant to the applicable laws and regulations of Korea.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA,

(ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
Singapore SFA Product Classification — In connection with Section 309B of the SFA and the Securities and Futures (Capital Markets Products) Regulations 2018 (the “CMP Regulations 2018”), the Company has determined, and hereby notifies all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Switzerland
This document is not intended to constitute an offer or solicitation to purchase or invest in the securities. The securities may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the securities to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the securities constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.
United Kingdom
In relation to the United Kingdom, no shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority in accordance with the UK Prospectus Regulation, except that it may make an offer to the public in the United Kingdom of any shares at any time under the following exemptions under the UK Prospectus Regulation:
(a)
to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)
in any other circumstances falling within Article 1(4) of the UK Prospectus Regulation,

provided that no such offer of the shares shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.
In the United Kingdom, the offering is only addressed to, and is directed only at, “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation, who are also (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); (ii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons being referred to as “relevant persons”). This document must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.
For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offering and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means the UK version of Regulation (EU) No 2017/1129 as amended by The Prospectus (Amendment etc.) (EU Exit) Regulations 2019, which is part of UK law by virtue of the European Union (Withdrawal) Act 2018.

LEGAL MATTERS
The validity of the shares of Class A common stock offered hereby will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts. Latham & Watkins LLP, New York, New York, will pass upon certain legal matters in connection with the offering for the underwriters.
EXPERTS
The consolidated financial statements of European Wax Center, Inc. and its subsidiaries as of December 25, 2021 and December 26, 2020, and for each of the three years in the period ended December 25, 2021, incorporated by reference in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such consolidated financial statements are incorporated by reference in reliance upon the report of such firm given their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 with respect to the Class A common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our Class A common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.
The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s website address is www.sec.gov.
We are subject to the reporting and information requirements of the Exchange Act and, as a result, are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. We make these filings available on our website (investors.waxcenter.com). Our website and the information contained on, or that can be accessed through, our website will not be deemed to be incorporated by reference in, and are not considered part of, this prospectus. You can also request copies of these documents, for a copying fee, by writing to the SEC, or you can review these documents on the SEC’s website, as described above. In addition, we will provide electronic or paper copies of our filings free of charge upon request.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC (File No. 001-40714):
•
our Annual Report on Form 10-K for the year ended December 25, 2021, filed with the SEC on March 15, 2022;

•
our Quarterly Report on Form 10-Q for the quarter ended March 26, 2022, filed with the SEC on  May 4, 2022;

•
our Proxy Statement on Schedule 14A for our Annual Meeting of Stockholders, filed with the SEC on April 22, 2022; and

•
our Current Reports on Form 8-K filed with the SEC on March 29, 2022, April 7, 2022 and April 12, 2022.

Notwithstanding the statements in the preceding paragraphs, no document, report or exhibit (or portion of any of the foregoing) or any other information that we have “furnished” to the SEC pursuant to the Exchange Act shall be incorporated by reference into this prospectus.
We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, including exhibits to these documents. You should direct any requests for documents to European Wax Center, Inc., Attn: Investor Relations, 5830 Granite Parkway, 3rd Floor, Plano, Texas 75024.
You also may access these filings on our website at www.waxcenter.com. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus).
Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

EUROPEAN WAX CENTER®
Experts in wax.
Champions of confidence.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.   Other Expenses of Issuance and Distribution.
The following sets forth the expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the distribution and sale of the Class A common stock registered hereby. Other than the SEC registration fee and the FINRA filing fee, the amounts set forth below are estimates:
SEC registration fee	$12,492
FINRA filing fee	20,714
Printing expenses	55,000
Accounting fees and expenses	250,000
Legal fees and expenses	400,000
Miscellaneous	61,794
Total	$800,000
Item 14.   Indemnification of Directors and Officers.
Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the Court of Chancery or such other court shall deem proper.
Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by applicable law, a director will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. In addition, our amended and restated certificate of incorporation also provides that we will indemnify each director and officer and may indemnify employees and agents, as determined by our board, to the fullest extent provided by the laws of the State of Delaware.
The foregoing statements are subject to the detailed provisions of section 145 of the Delaware General Corporation Law and our amended and restated certificate of incorporation and amended and restated by-laws.
Section 102 of the Delaware General Corporation Law permits the limitation of directors’ personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director except for (i) any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) breaches under section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock repurchase or redemptions, and (iv) any transaction from which the director derived an improper personal benefit.

Reference is made to Item 17 for our undertakings with respect to indemnification for liabilities arising under the Securities Act.
We maintain directors’ and officers’ liability insurance for our officers and directors.
The underwriting agreement for this offering will provide that each underwriter severally agrees to indemnify and hold harmless our company, each of our directors, each of our officers who signs the registration statement, and each person who controls our company within the meaning of the Securities Act but only with respect to written information relating to such underwriter furnished to our company by or on behalf of such underwriter specifically for inclusion in the documents referred to in the foregoing indemnity.
We entered into an indemnification agreement with each of our executive officers and directors that provides, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.
Under the Stockholders Agreement, dated as of August 4, 2021, among the us and the stockholders party thereto, we agreed to indemnify the stockholders and their affiliates from any losses to the extent arising out of, resulting from, or relating to their purchase and/or ownership of our common stock or; common units in EWC Ventures or any litigation to which they are made a party in their capacity as a stockholder or owner of securities (or as a director, officer, partner, member, manager, affiliate or controlling person of a stockholder) of us.
Item 15.   Recent Sales of Unregistered Securities.
Set forth below is information regarding securities sold or granted by us within the past three years that were not registered under the Securities Act of 1933, as amended (the “Securities Act”). Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed for such sales and grants.
In April 2021, in connection with its formation, the Registrant sold 100 shares of common stock to EWC Ventures, LLC for aggregate consideration of $100. The shares of common stock described above were issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transaction did not involve a public offering. No underwriters were involved in the transaction.
In connection with the Reorganization Transactions in connection with the Registrant’s initial public offering, the Registrant issued an aggregate of 21,540,982 shares of its Class A common stock to the General Atlantic Post-IPO Stockholders and 36,740,956 shares of its Class B common stock to the EWC Ventures Post-IPO Members, in an amount equal to the number of EWC Ventures Units held by each such EWC Ventures Post-IPO Member. The shares of Class A common stock and Class B common stock described above were issued in reliance on the exemption contained in Section 4(a)(2) on the basis that the transactions did not involve a public offering. No underwriters were involved in the transactions.
In April 2022, EWC Master Issuer LLC (the “Master Issuer”), the Registrant’s limited-purpose, bankruptcy-remote, indirect subsidiary, entered into a base indenture and a related supplemental indenture under which the Master Issuer issued $400 million in aggregate principal amount of Series 2022-1 5.50% Fixed Rate Senior Secured Notes, Class A-2 (the “2022 Class A-2 Notes”) in an offering exempt from registration under the Securities Act. The 2022 Class A-2 Notes were issued and sold in reliance on the exemption contained in Section 4(a)(2) of the Securities Act and exemptions contained in Rule 144A on the basis that the transactions did not involve a public offering and involved only qualified investment buyers, and in reliance on the exemptions contained in Regulation S on the basis that the transactions were offered and sold outside of the United States.

Item 16.   Exhibits and Financial Statement Schedules.
(a)   Exhibits
Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
1.2	Series 2022-1 Class A-2 Note Purchase Agreement, dated March 28, 2022, among EWC Master Issuer LLC, as Master Issuer, EWC Holding Guarantor LLC, EWC Franchisor LLC and EWC Distributor LLC, each as Guarantor, EWC Ventures, LLC, as Manager, the Company, EW Holdco, LLC, EWC P&T, LLC, EWC Franchise, LLC, EWC Franchise Distribution, LLC and Guggenheim Securities, LLC, as representative of the several initial purchasers (incorporated by reference to Exhibit 1.1 to the Registrant’s Current Report on Form 8-K filed on March 29, 2022).
2.1	Reorganization Agreement, dated as of August 4, 2021, by and among European Wax Center, Inc. and the other parties thereto (incorporated by reference to Exhibit 2.1 to the Registrant’s Quarterly Report on Form 10-Q filed on September 14, 2021).
2.2	Merger Agreement, dated as of August 4, 2021, by and among European Wax Center, Inc. and the other parties thereto (incorporated by reference to Exhibit 2.2 to the Registrant’s Quarterly Report on Form 10-Q filed on September 14, 2021).
2.3	Merger Agreement, dated as of August 4, 2021, by and among European Wax Center, Inc. and the other parties thereto (incorporated by reference to Exhibit 2.3 to the Registrant’s Quarterly Report on Form 10-Q filed on September 14, 2021).
3.1	Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-8 filed on August 4, 2021).
3.2	Amended and Restated By-laws of the Registrant (incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form S-8 filed on August 4, 2021).
4.1	Base Indenture, dated April 6, 2022, among EWC Master Issuer LLC, as Master Issuer, and Citibank, N.A., as Trustee and Securities Intermediary (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed on April 6, 2022).
4.2	Series 2022-1 Supplement, dated April 6, 2022, between EWC Master Issuer LLC, as Master Issuer of the Series 2022-1 fixed rate senior secured notes, Class A-2, and Series 2022-1 variable funding senior notes, Class A-1, and Citibank, N.A., as Trustee and Series 2022-1 Securities Intermediary (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K filed on April 6, 2022).
4.3	Guarantee and Collateral Agreement, dated April 6, 2022, made by EWC Holding Guarantor LLC, EWC Franchisor LLC and EWC Distributor LLC, each as a Guarantor, in favor of Citibank, N.A., as Trustee (incorporated by reference to Exhibit 4.3 to the Registrant’s Current Report on Form 8-K filed on April 6, 2022).
5.1*	Opinion of Ropes & Gray LLP as to legality of the Class A common stock.
10.1+	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1 (File No. 333-257874) filed on July 28, 2021).
10.2	Stockholders Agreement, dated as of August 4, 2021, by and among European Wax Center, Inc. and the stockholders named therein (incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q filed on September 14, 2021).
10.3	Exchange Agreement, dated as of August 4, 2021, by and among EWC Ventures, LLC, European Wax Center, Inc. and the holders party thereto (incorporated by reference to Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q filed on September 14, 2021).
10.4	Registration Rights Agreement, dated as of August 4, 2021, by and among European Wax Center, Inc. and the holders party thereto (incorporated by reference to Exhibit 10.5 to the Registrant’s Quarterly Report on Form 10-Q filed on September 14, 2021).

Exhibit Number	Description
10.5	Tax Receivable Agreement, dated as of August 4, 2021, by and among European Wax Center, Inc. and the other parties thereto (incorporated by reference to Exhibit 10.6 to the Registrant’s Quarterly Report on Form 10-Q filed on September 14, 2021).
10.6	Amended and Restated Limited Liability Company Agreement of EWC Ventures, LLC, dated as of August 4, 2021, by and among EWC Ventures, LLC and the other parties thereto (incorporated by reference to Exhibit 10.7 to the Registrant’s Quarterly Report on Form 10-Q filed on September 14, 2021).
10.7	First Amendment to Fifth Amended and Restated Limited Liability Company Agreement of EWC Ventures, LLC, dated April 11, 2022 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on April 12, 2022).
10.8+	Purchase Agreement, dated as of August 4, 2021, by and among EWC Ventures, LLC and the sellers named therein (incorporated by reference to Exhibit 10.8 to the Registrant’s Quarterly Report on Form 10-Q filed on September 14, 2021).
10.9+	Purchase Agreement, dated as of August 4, 2021, by and among European Wax Center, Inc. and the sellers named therein (incorporated by reference to Exhibit 10.9 to the Registrant’s Quarterly Report on Form 10-Q filed on September 14, 2021).
10.10+	Form of Purchase Agreement, by and among European Wax Center, Inc. and the sellers named therein (incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form S-1 (File No. 333-260868) filed on November 8, 2021).
10.11+	Class B Common Stock Subscription Agreement, dated as of August 4, 2021, by and among European Wax Center, Inc. and the subscribers named therein (incorporated by reference to Exhibit 10.10 to the Registrant’s Quarterly Report on Form 10-Q filed on September 14, 2021).
10.12+	Employment Agreement by and between EWC Ventures, LLC and David Berg, effective as of September 25, 2018 (incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form S-1 (File No. 333-257874) filed on July 13, 2021).
10.13+*	Employment Agreement by and between EWC Ventures, LLC and David Willis, effective as of July 1, 2016.
10.14+	Employment Agreement by and between EWC Ventures, LLC and Jennifer Vanderveldt, effective as of November 4, 2020 (incorporated by reference to Exhibit 10.16 to the Registrant’s Registration Statement on Form S-1 (File No. 333-257874) filed on July 13, 2021).
10.15+	European Wax Center, Inc. 2021 Omnibus Incentive Plan, effective as of August 4, 2021 (incorporated by reference to Exhibit 10.11 to the Registrant’s Quarterly Report on Form 10-Q filed on September 14, 2021).
10.16+	Form of Employee Option Award Agreement for use with the 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.18 to the Registrant’s Registration Statement on Form S-1 (File No. 333-257874) filed on July 13, 2021).
10.17+	Form of Employee Restricted Stock Unit Award Agreement for use with the 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.19 to the Registrant’s Registration Statement on Form S-1 (File No. 333-257874) filed on July 13, 2021).
10.18	Advance Funding Facility Agreement, dated April 6, 2022, among Bank of America, N.A., as advance funding administrative agent, EWC Master Issuer LLC, EWC Holding Guarantor LLC, EWC Franchisor LLC, EWC Distributor LLC, EWC Ventures, LLC and each other advance funding provider party thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on April 6, 2022).
10.19	Class A-1 VFN Note Purchase Agreement, dated April 6, 2022, among EWC Master Issuer LLC, as Master Issuer, EWC Holding Guarantor LLC, EWC Franchisor LLC and EWC Distributor LLC, each as Guarantor, EWC Ventures, LLC, as Manager, certain conduit investors and financial institutions and funding agents, and Bank of America, N.A., as provider of letters of credit, as administrative agent (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on April 6, 2022).

Exhibit Number	Description
10.20	Management Agreement, dated April 6, 2022, among EWC Master Issuer LLC, EWC Holding Guarantor LLC, certain subsidiaries of EWC Master Issuer LLC party thereto, EWC Ventures, LLC, as Manager, and Citibank, N.A., as Trustee (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on April 6, 2022).
10.21	Parent Company Support Agreement, dated April 6, 2022, between European Wax Center, Inc. and Citibank, N.A., as Trustee (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed on April 6, 2022).
21.1*	Subsidiaries of the Registrant.
23.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm, as to European Wax Center, Inc.
23.2*	Consent of Ropes & Gray LLP (included in Exhibit 5.1 to this Registration Statement).
24.1*	Powers of Attorney (included on signature page hereto).
107*	Calculation of Filing Fee Tables.

+
Indicates management contract or compensatory plan.

*
Filed herewith.

(b)   Financial Statement Schedules.
All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.
Item 17.   Undertakings.
(a)
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)
The undersigned Registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plano, State of Texas, on the 17th day of May, 2022.
EUROPEAN WAX CENTER, INC.
By:	/s/ David P. Berg Name: David P. Berg Title: Chief Executive Officer
POWER OF ATTORNEY
Each individual whose signature appears below hereby constitutes and appoints each of David Willis and Gavin O’Connor, acting singly, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate in connection therewith, granting unto such agents, proxies and attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact or any of their substitutes may lawfully do or cause to be done by virtue thereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on May 17, 2022 by the following persons in the capacities indicated.
Signature	Title
/s/ David P. Berg David P. Berg	Chief Executive Officer (Principal Executive Officer) and Director
/s/ David Willis David Willis	Chief Financial Officer and Chief Operating Officer (Principal Financial Officer)
/s/ Cindy Thomassee Cindy Thomassee	Chief Accounting Officer and Controller (Principal Accounting Officer)
/s/ Alexa Bartlett Alexa Bartlett	Director
/s/ Andrew Crawford Andrew Crawford	Director
/s/ Laurie Ann Goldman Laurie Ann Goldman	Director
/s/ Shaw Joseph Shaw Joseph	Director

Signature	Title
/s/ Dorvin D. Lively Dorvin D. Lively	Director
/s/ Nital Scott Nital Scott	Director